Exhibit (a)(1)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

INFOCUS CORPORATION

BY

IC ACQUISITION CORP.

A WHOLLY OWNED SUBSIDIARY

OF

IMAGE HOLDINGS CORPORATION

A WHOLLY OWNED SUBSIDIARY

OF

RADISSON INVESTMENT LIMITED

AT

$0.95 PER SHARE IN CASH

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON FRIDAY, MAY 22, 2009, UNLESS THE OFFER IS EXTENDED.

IC Acquisition Corp., an Oregon corporation (“Purchaser”) and a wholly-owned subsidiary of Image Holdings Corporation, an Oregon corporation (“Image Holdings”) and a wholly-owned subsidiary of Radisson Investment Limited, a Hong Kong corporation (“Radisson”), is offering to purchase all of the outstanding shares of common stock, without par value (the “InFocus Common Stock”), and the associated common share purchase rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated as of January 7, 2009, between InFocus Corporation, an Oregon corporation (“InFocus”), and Mellon Investor Services LLC, a New Jersey limited liability company (together with the InFocus Common Stock, the “Shares”), of InFocus, at a price per Share of $0.95 net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in this Offer to Purchase, dated April 27, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to this Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2009 (the “Merger Agreement”), by and among Image Holdings, Purchaser and InFocus. The Offer is conditioned on, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that represents at least 65% of the total number of outstanding Shares on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 14—“Conditions of the Offer” of this Offer to Purchase. The Offer is not conditioned on Purchaser, Image Holdings or Radisson obtaining financing. On the terms and subject to the conditions set forth in the Merger Agreement and following the completion of the Offer, Purchaser will merge with and into InFocus (the “Merger”), with InFocus becoming a wholly owned subsidiary of Image Holdings. Subject to specified exceptions, any Shares not purchased pursuant to the Offer will be converted in the Merger into the right to receive an amount of cash equal to the Offer Price, without interest and subject to any required withholding taxes.

The Board of Directors of InFocus (the “InFocus Board”) has unanimously (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of InFocus and the InFocus shareholders; (ii) adopted the Merger Agreement in accordance with the Oregon Business Corporation Act, as amended (the “OBCA”), and approved the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated by the Support Agreement (as hereinafter defined); and (iii) recommended that InFocus’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement.

IMPORTANT

Any InFocus shareholder wishing to tender Shares in the Offer must, prior to the expiration of the Offer, either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to BNY Mellon Shareowner Services (the “Depositary”) together with certificates representing Shares tendered or tender such shares pursuant to the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request its broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Purchaser on its behalf. An InFocus shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the InFocus shareholder wishes to tender those Shares.

Any InFocus shareholder who wishes to tender Shares but who cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein), or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the Offer, or Georgeson Securities Corporation, the Dealer Manager for the Offer. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. InFocus shareholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

ii

SUMMARY TERM SHEET

This summary term sheet highlights the material terms of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary is qualified in its entirety by the more detailed terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. We recommend that you carefully read this entire Offer to Purchase and the related Letter of Transmittal before making any decision on whether to tender your Shares.

Principal Terms

•

IC Acquisition Corp., an Oregon corporation (“Purchaser”) and a wholly-owned subsidiary of Image Holdings Corporation, an Oregon corporation (“Image Holdings”) and a wholly-owned subsidiary of Radisson Investment Limited, a Hong Kong corporation (“Radisson”), is offering to purchase all of the outstanding shares of common stock, without par value (the “InFocus Common Stock”), and the associated common share purchase rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated as of January 7, 2009, between InFocus Corporation, an Oregon corporation (“InFocus”), and Mellon Investor Services LLC, a New Jersey limited liability company (together with the InFocus Common Stock, the “Shares”), of InFocus. The offer price is $0.95 per share net to the seller in cash, without interest and subject to any required withholding of taxes.

•

The Offer (as defined herein) is the first step in our plan to acquire all of the outstanding Shares, as provided in the Agreement and Plan of Merger, dated April 10, 2009 (the “Merger Agreement”), among InFocus, Image Holdings and Purchaser. If the Offer is successful (that is, we purchase Shares pursuant to the Offer), we intend to acquire any and all remaining Shares in a subsequent merger for $0.95 per share in cash (or any greater amount per share paid pursuant to the Offer), without interest and subject to any required withholding of taxes.

•	The offering period of the Offer will expire at 12:00 midnight, New York City time, on Friday, May 22, 2009, unless we extend the Offer.

•

If we extend the Offer, we will issue a press release disclosing the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	We may provide a subsequent offering period following completion of the Offer, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

InFocus Board of Directors Recommendation

The Board of Directors of InFocus (the “InFocus Board”) has unanimously:

•	determined that the Offer and the Merger, taken together, are fair to and in the best interests of InFocus and the InFocus shareholders;

•

adopted the Merger Agreement in accordance with the Oregon Business Corporation Act, as amended (the “OBCA”), and approved the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated by the Support Agreement (as hereinafter defined);

•

approved an amendment to the Rights Agreement so that the Rights Agreement does not apply to any of the transactions contemplated by the Merger Agreement, including the Offer, the Merger, the Top-Up Option and the transactions contemplated by the Support Agreement;

•	taken all action necessary to render Sections 60.801 through 60.816 of the OBCA (the “Oregon Control Share Act”) inapplicable to the Offer and the Merger;

•	recommended that InFocus’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement.

Conditions

We are not required to complete the Offer, unless, among other things, at least 65% of the outstanding Shares (calculated on a fully diluted basis) are validly tendered and not validly withdrawn prior to the expiration of the Offer.

See Section 11—“Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters” and Section 14—“Conditions of the Offer” in this Offer to Purchase for a description of other conditions to the Offer and the respective rights of Image Holdings and InFocus to terminate the Merger Agreement in certain circumstances. The Offer is not conditioned on Purchaser, Image Holdings or Radisson obtaining financing.

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (in other words, a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary for the Offer or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 2—“Acceptance for Payment and Payment of Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

•

If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed notice of guaranteed delivery. Please call our information agent, Georgeson Inc., at (800) 460-0079, for assistance. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person and give instructions that your Shares be tendered.

Withdrawal Rights

•

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Recent InFocus Trading Prices

•	The closing price for the Shares was $0.70 per share on April 9, 2009, the last trading day before the entry into the Merger Agreement was announced, and was $0.98 per share on April 24, 2009, the last trading day prior to commencement of the Offer. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

Post-Offer Trading in Shares

•

If the Offer is successful, we expect the Shares to continue to be traded on the NASDAQ Global Market (“NASDAQ”) until the time of the Merger, although we expect trading volume to be below its pre-Offer level.

Further Information

•	If you have questions about the Offer, you can call the Information Agent:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers: (212) 440-9800

Shareholders Call Toll Free: (800) 460-0079

or the Dealer Manager:

199 Water Street, 26th Floor

New York, NY 10038-3560

Please Call Toll-Free: (800) 445-1790

INTRODUCTION

IC Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Image Holdings Corporation (“Image Holdings”), a wholly-owned subsidiary of Radisson Investment Limited (“Radisson”), is offering to purchase all of the outstanding shares of common stock, without par value (the “InFocus Common Stock”), and the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of January 7, 2009 (the “Rights Agreement”), between InFocus Corporation, an Oregon corporation (“InFocus”), and Mellon Investor Services LLC, a New Jersey limited liability company (together with the InFocus Common Stock, the “Shares”), of InFocus, at a purchase price per share of $0.95, net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to this Offer to Purchase or the Letter of Transmittal, constitute the “Offer”).

You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to you. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” We will pay all charges and expenses of BNY Mellon Shareowner Services, as Depositary (the “Depositary”), Georgeson Inc., as Information Agent (the “Information Agent”), and Georgeson Securities Corporation, as Dealer Manager (the “Dealer Manager”), incurred in connection with the Offer. See Section 16—“Fees and Expenses” of this Offer to Purchase.

The Board of Directors of InFocus (the “InFocus Board”) has unanimously (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of InFocus and the InFocus shareholders; (ii) adopted the Merger Agreement in accordance with the Oregon Business Corporation Act, as amended (the “OBCA”), and approved the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated by the Support Agreement (as hereinafter defined); (iii) approved an amendment to the Rights Agreement so that the Rights Agreement does not apply to any of the transactions contemplated by the Merger Agreement, including the Offer, the Merger, the Top-Up Option and the transactions contemplated by the Support Agreement; (iv) taken all action necessary to render Sections 60.801 through 60.816 of the OBCA (the “Oregon Control Share Act”) inapplicable to the Offer and the Merger; and (v) recommended that InFocus’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement.

Further information regarding the InFocus Board’s recommendation and the reasons for its recommendation can be found in Item 4—“The Solicitation or Recommendation” of the Schedule 14D-9 filed by InFocus with the Securities and Exchange Commission (the “SEC”) on April 27, 2009.

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 10, 2009, among Image Holdings, Purchaser and InFocus (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement and following the completion of the Offer, Purchaser will merge with and into InFocus (the “Merger”), with InFocus continuing as the surviving corporation. In the Merger, each outstanding Share that is not owned by Image Holdings, Purchaser, InFocus or any of their respective subsidiaries (other than Shares held by InFocus shareholders who perfect dissenters’ rights, if any, under the OBCA with respect to the Merger) will be converted into the right to receive $0.95 in cash, or any higher price per Share paid in the Offer, without interest and subject to any required withholding of taxes (the “Merger Consideration”). Section 11—“Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters” of this Offer to Purchase contains a more detailed description of the Merger Agreement. Section 5—“Material U.S. Federal Income Tax Consequences” of this Offer to Purchase describes the principal U.S. federal income tax consequences of sales of Shares in the Offer and the Merger.

We are not required to purchase any Shares unless at least 65% of the outstanding Shares (calculated on a fully diluted basis) are validly tendered and not validly withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer is also subject to certain other terms and conditions. See Section 1—“Terms of the Offer,” Section 14—“Conditions of the Offer,” and Section 15—“Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

InFocus has informed us that, as of April 20, 2009, there were (i) 40,669,516 Shares issued and outstanding, and (ii) 3,863,590 Shares subject to outstanding stock options (of which an aggregate of 797,500 Shares are subject to outstanding stock options which have an exercise prior per share less than $0.95 and will become fully vested and exercisable prior to the Expiration Date). As a result, assuming that no Shares, options to acquire Shares or any other rights to acquire Shares are issued after April 20, 2009, and all 797,500 exercisable stock options with an exercise prior per share less than $0.95 are exercised prior to the Expiration Date, the Minimum Condition will be satisfied if at least 26,953,561 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be tendered and not validly withdrawn to satisfy the Minimum Condition will depend upon the actual number of outstanding Shares (determined on a fully diluted basis) of InFocus on the date that Purchaser accepts Shares for payment pursuant to the Offer.

Concurrently with the execution of the Merger Agreement, Purchaser, Image Holdings and all of InFocus’ executive officers and directors (each a “Committed Shareholder” and, collectively, the “Committed Shareholders”) entered into a Tender and Support Agreement, dated as of April 10, 2009 (the “Support Agreement”), pursuant to which each Committed Shareholder has agreed, so long as the InFocus Board has not effected a Change in the Company Recommendation (as defined in Section 11—“Merger Agreement” —“No Solicitation”) prior to the date that Purchaser accepts Shares for payment pursuant to the Offer, to (i) tender pursuant to the Offer all Shares beneficially owned by such Committed Shareholder on the Expiration Date (the “Committed Shares”) and (ii) appoint Purchaser, or any nominee of Purchaser, as such Committed Shareholder’s proxy to vote the Committed Shares in connection with the Merger Agreement and other specified matters, in each case, in accordance with the provisions of the Support Agreement. See Section 11—“Support Agreement.”

As of April 10, 2009, the Committed Shareholders beneficially owned an aggregate of (i) 6,040,139 Shares and (ii) 172,500 Shares subject to outstanding stock options which have an exercise prior per share less than $0.95 and will become fully vested and exercisable prior to the Expiration Date. As a result, assuming that the Committed Shareholders exercise all of their stock options with an exercise prior per share less than $0.95 and do not acquire any more Shares prior to the Expiration Date, and that all 6,212,639 Shares beneficially owned by the Committed Shareholders as of the Expiration Date are validly tendered and not validly withdrawn in the Offer, the Minimum Condition will be satisfied if at least 20,740,922 additional Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

Subject to certain conditions and limitations, InFocus has granted to Purchaser an irrevocable option to purchase, at a price per share equal to the price to be paid in the Offer, a number of Shares (the “Top-Up Shares”) that, when added to the number of Shares owned directly or indirectly by Image Holdings or Purchaser immediately following the completion of the Offer, equals one Share more than 90% of the Shares that will be outstanding immediately after the issuance of the Top-Up Shares (the “Top-Up Option”). The aggregate purchase price for the Top-Up Option Shares purchased by Purchaser pursuant to the Top-Up Option may be paid by Purchaser or Image Holdings by full-recourse promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. The obligation of InFocus to deliver the Top-Up Shares is subject to, among other conditions, the condition that Purchaser has accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not validly withdrawn. The Top-Up Option may be exercised by Purchaser only if the number of Shares beneficially owned by Purchaser or Image Holdings immediately prior to the time of exercise of the Top-Up Option constitutes at least 65% of the number of Shares then outstanding. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to Section 60.491 of the OBCA without a shareholder vote at a time when the approval of the Merger at a meeting of the shareholders of InFocus would otherwise be assured because of Purchaser’s and Image Holding’s collective ownership of a majority of the Shares following completion of the Offer. See Section 11—“Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters.”

Unless Purchaser acquires at least 90% of the Shares then outstanding pursuant to the Offer or otherwise (in which case the Merger will be consummated under Section 60.491 of the OBCA without a shareholder vote, as described below), approval of the Merger will require the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition is satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger will be approved by InFocus shareholders. See Section 11—“Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters.”

Section 60.491 of the OBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the shareholders of either such corporation (a “short-form merger”). On the terms and subject to the conditions of the Merger Agreement, in the event that Purchaser and Image Holdings acquire at least 90% of the then-outstanding Shares pursuant to the Offer or otherwise, Purchaser, Image Holdings and InFocus have agreed to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the date on which Purchaser accepts for payment and pays for all Shares validly tendered and not validly withdrawn pursuant to the Offer, without a meeting of shareholders of InFocus in accordance with Section 60.491 of the OBCA. See Section 11—“Statutory Requirements.”

The Offer is conditioned on the satisfaction or waiver of the conditions described in Section 14—“Conditions of the Offer” of this Offer to Purchase. The initial offering period of the Offer will expire at 12:00 midnight, New York City time, on Friday, May 22, 2009, unless we extend it.

This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Terms of the Offer.

On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not validly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Friday, May 22, 2009, unless we determine, or are required under certain circumstances as described below, to extend the period of time for which the offering period of the Offer is open, in which case Expiration Date will mean the latest time and date at which the offering period of the Offer, as so extended, will expire.

If at any Expiration Date, any of the conditions of the Offer have not been satisfied or waived by Purchaser, (i) the Merger Agreement provides that Purchaser will extend the Offer from time to time for periods of not more than five business days each until the date that is twenty business days after the initial Expiration Date (as long as the InFocus Board continues to recommend that the InFocus shareholders accept the Offer, tender their Shares to

Purchaser pursuant to the Offer, and, to the extent necessary, approve the Merger and approve and adopt the Merger Agreement), and (ii) after the expiration of the twenty business day period referred to in clause (i), Purchaser may extend the Offer from time to time for periods of not more than ten business days each until the earlier of (a) the date on which all of the Offer conditions are satisfied or waived or (b) the date on which the Merger Agreement is terminated. The Merger Agreement also provides that Purchaser shall extend the Expiration Date for any period required by the applicable rules and regulations of the SEC, NASDAQ or any other stock exchange or automated quotation system applicable to the Offer. During any such extension, InFocus shareholders may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4—“Withdrawal Rights.”

In accordance with Exchange Act Rule 14d-11 and the Merger Agreement, Purchaser expressly reserves the right to provide a subsequent offering period of at least three business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) up to a maximum period, including extensions, of twenty business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not tendered in the Offer and receive the same consideration that was paid for Shares in the Offer. A subsequent offering period, if one is included, would not be an extension of the Offer, which already would have been completed. In a subsequent offering period, Shares may be tendered as is applicable in the Offer (except that Shares tendered may not be withdrawn) and Purchaser will immediately accept and promptly pay for Shares as they are tendered.

Subject to the applicable regulations of the SEC and the provisions of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (i) delay purchase of, or, regardless of whether we previously purchased any Shares, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Legal Matters; Required Regulatory Approvals” of this Offer to Purchase; and (ii) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect; provided that, without the prior written consent of InFocus, Purchaser is not permitted to (a) accept for payment or pay for any Shares in the Offer if, as a result, Purchaser would acquire less than a majority of the outstanding Shares, (b) decrease the Offer Price, (c) change the form of consideration payable in the Offer, (d) decrease the number of Shares sought to be purchased in the Offer, (e) impose additional conditions to the Offer, or (f) amend any other term of the Offer in any manner that is adverse to the holders of Shares. We acknowledge that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer. If, prior to the Expiration Date, Purchaser increases the Offer Price offered to shareholders of InFocus in the Offer, Purchaser will pay the increased price to all shareholders of InFocus from whom Purchaser purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, Purchaser has no intention to increase the Offer Price.

The rights we reserve in the preceding paragraph are in addition to our rights described in Section 14—“Conditions of the Offer” of this Offer to Purchase. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

As of the date of this Offer to Purchase, the Company Rights do not trade separately. Accordingly, by tendering Shares, you are automatically tendering the Company Rights associated with such Shares. If, however, the Company Rights detach and separate right certificates are issued, tendering shareholders will be required to deliver rights certificates with the Shares.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten business days.

The Offer is conditioned on, among other things, the satisfaction of the Minimum Condition. Consummation of the Offer is also conditioned on the other conditions set forth in Section 14—“Conditions of the Offer.” We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and the provisions of the Merger Agreement, to waive any or all of those conditions (provided that, without the prior written consent of InFocus, Purchaser is not permitted to accept for payment or pay for any Shares in the Offer if, as a result, Purchaser would acquire less than a majority of the outstanding Shares). In the event that we waive any condition set forth in Section 14—“Conditions of the Offer” of this Offer to Purchase, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to InFocus shareholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

In the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the expiration of the Offer promptly after expiration of the Offer.

InFocus has provided us with its shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

On the terms and subject to the conditions of the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not validly withdrawn (as permitted by Section 4—“Withdrawal Rights” of this Offer to Purchase) prior to the Expiration Date. If Purchaser includes a subsequent offering period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Notwithstanding the foregoing, subject to applicable rules of the SEC and the provisions of the Merger Agreement, Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15—“Legal Matters; Required Regulatory Approvals.”

In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of: (i) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry

Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”; (ii) the appropriate Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (iii) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering InFocus shareholders for the purpose of receiving payment from Purchaser and transmitting payment to such shareholders.

Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Purchaser increases the price offered to holders of Shares in the Offer, Purchaser will pay the increased price to all holders of Shares that Purchaser purchases in the Offer, whether or not the Shares were tendered before the increase in price.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the section labeled “Special Payment Instructions” or the section labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

•

the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery.

You may deliver the Notice of Guaranteed Delivery by mail or by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of (i) Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering InFocus shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding. Under the backup U.S. federal income tax withholding laws applicable to certain InFocus shareholders (other than certain exempt InFocus shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 28% of the amount of any payments made to those InFocus shareholders pursuant to the Offer or the Merger. To prevent backup U.S. federal income tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal. To prevent backup withholding, a foreign person must establish an exemption to the satisfaction of the Depositary by providing the Depositary with an appropriate Form W-8, copies of which can be obtained from the Depositary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder of InFocus may be refunded or credited against such shareholder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint Purchaser’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of InFocus shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of InFocus’ shareholders.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular InFocus shareholder, whether or not similar defects or irregularities are waived in the case of other InFocus shareholders.

Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Purchaser. None of Radisson, Image Holdings, Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Purchaser and you on the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer as provided herein, may also be withdrawn at any time after the date that is sixty days from the date hereof pursuant to Rule 14d-5 of the Exchange Act. In the event that we provide a subsequent offering period following the Offer, no withdrawal rights apply to Shares tendered during such subsequent offering period and no withdrawal rights apply during such subsequent offering period to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after the date that is sixty days from the date hereof, unless theretofore accepted for payment as provided herein.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Radisson, Image Holdings, Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager or the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to shareholders of InFocus whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of InFocus. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of InFocus in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of InFocus who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. This discussion also does not address tax considerations that may be relevant to shareholders of InFocus in light of their particular circumstances, such as holding Shares as part of a straddle, hedge, conversion, or constructive sale transaction, an integrated investment or other risk-reduction transaction. If a partnership holds the Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

Your receipt of cash for Shares in the Offer, the subsequent offering period (if one is provided) or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, if you sell or exchange your Shares in the Offer, the subsequent offering period (if one is provided) or the Merger, you generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sell or exchange. That gain or loss should be capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long term capital gain or loss if, as of the date of sale or exchange, you have held such Shares for more than one year.

A shareholder whose Shares are purchased in the Offer or a subsequent offering period (if one is provided) or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

We recommend that you consult your tax advisor with respect to the specific tax consequences of the Offer and the Merger to you, including U.S. federal, state, local and foreign tax consequences.

6. Price Range of the Shares; Dividends.

The Shares are traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “INFS”. The following table sets forth, for the periods indicated, the reported high and low trading prices for the Shares on NASDAQ.

	High	Low
Fiscal 2009
Second Quarter (through April 24, 2009)	$1.18	$0.54
First Quarter	$0.84	$0.25

Fiscal 2008
Fourth Quarter	$1.33	$0.45
Third Quarter	$1.57	$1.26
Second Quarter	$1.97	$1.43
First Quarter	$1.90	$1.50

Fiscal 2007
Fourth Quarter	$1.82	$1.43
Third Quarter	$2.49	$1.54
Second Quarter	$2.82	$2.23
First Quarter	$2.93	$2.52

InFocus did not declare or paid any cash dividends in 2009, 2008 or 2007. Under the terms of the Merger Agreement, InFocus is not permitted to declare or pay dividends with respect to the Shares without the prior consent of Image Holdings.

On April 9, 2009, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on NASDAQ for the Shares was $0.70 per Share. On April 24, 2009, the last full day of trading prior to commencement of the Offer, the reported closing price on NASDAQ for the Shares was $0.98 per Share.

InFocus shareholders are urged to obtain current market quotations for the Shares prior to deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Radisson, Image Holdings and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price or Merger Consideration.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards set forth in the NASDAQ’s published guidelines for continued listing on NASDAQ. According to the published guidelines, NASDAQ would consider disqualifying the Shares for listing on NASDAQ (though not necessarily for listing on the NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5,000,000, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, InFocus has shareholders’ equity of less than $10,000,000, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1,000,000, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (vi) (a) InFocus has shareholders’ equity of less than $2,500,000, (b) the market value of InFocus’ listed securities is less than $35,000,000 over a 10 consecutive business day period, and (c) InFocus’ net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of InFocus, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. While the NASDAQ’s minimum trading price requirement has been temporarily suspended, there are be no assurance that the requirement will not be reinstated.

The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by InFocus to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that InFocus is required to furnish to InFocus shareholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of an annual report, no longer applicable to InFocus. If the Shares cease to be registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to InFocus. In addition, the ability of “affiliates” of InFocus and persons holding “restricted securities” of InFocus to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. It is possible that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Radisson, Image Holdings and Purchaser currently expect that the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated upon completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8. Information Concerning InFocus.

General. InFocus is an Oregon corporation organized in 1986, with its headquarters located at 27500 SW Parkway Avenue, Wilsonville, Oregon 97070. InFocus’ telephone number is (503) 685-8888. According to InFocus’ Form 10-K for the fiscal year ended December 31, 2008 (the “InFocus 10-K”), InFocus is a global leader in the digital projection market, with operations in North America, Europe and Asia.

Historical Financial Information. Set forth below is selected consolidated financial information with respect to InFocus which has been excerpted from the InFocus 10-K. More comprehensive financial information is included in the InFocus 10-K and other documents filed by InFocus with the Commission, and the following summary is qualified in its entirety by reference to the InFocus 10-K and such other documents and the financial statements (including the notes thereto) and other information contained therein. The InFocus 10-K and such other documents (including the Current Report on Form 8-K referred to below) should be available for inspection and copies should be obtainable in the manner set forth below under “Available Information.” Prior to the date of this Offer to Purchase, InFocus advised Purchaser, Parent and Radisson that InFocus intended to release publicly on or about the date hereof its results of operations for the three months ended March 31, 2009 and, in connection therewith, to file with the SEC a Current Report on Form 8-K.

IN THOUSANDS (except per share amounts)	Year Ended December 31,
	2008	2007	2006	2005	2004
Statement of Operations Data
Revenues	$255,685	$308,181	$374,752	$532,099	$648,941
Cost of revenues	209,991	257,426	320,866	499,327	535,031

Gross margin	45,694	50,755	53,886	32,772	113,910
Operating expenses:
Marketing and sales	32,248	35,777	49,107	64,292	70,421
Research and development	11,287	14,135	17,997	20,847	28,864
General and administrative	16,688	19,938	21,730	23,360	24,423
Restructuring costs	5,530	8,375	5,425	11,050	1,950
Impairment of long-lived assets	2,628	—	—	9,813	—
Regulatory assessments	—	—	9,392	1,600	—

Loss from operations	(22,687)	(27,470)	(49,765)	(98,190)	(11,748)
Other income (expense):
Interest expense	(417)	(507)	(401)	(612)	(191)
Interest income	1,318	2,715	2,446	1,772	1,407
Other, net(1)	(89)	(349)	(13,451)	17,130	16,704

Income (loss) before income taxes	(21,875)	(25,611)	(61,171)	(79,900)	6,172
Provision (benefit) for income taxes	1,078	(29)	749	(106)	(1,401)

Net income (loss)	$(22,953)	$(25,582)	$(61,920)	$(79,794)	$7,573

Basic net income (loss) per share	$(0.57)	$(0.64)	$(1.56)	$(2.02)	$0.19

Diluted net income (loss) per share	$(0.57)	$(0.64)	$(1.56)	$(2.02)	$0.19

	December 31,
	2008	2007	2006	2005	2004
Balance Sheet Data
Cash, restricted cash and marketable securities	$33,370	$84,110	$76,233	$80,117	$69,468
Working capital	46,189	83,287	98,260	140,358	240,206
Property and equipment, net	—	2,973	3,961	2,747	16,747
Total assets	108,228	172,991	182,256	263,888	383,873
Short-term borrowings	—	—	—	—	16,198
Shareholders’ equity	51,088	83,698	100,263	155,191	266,633

(1)	Other, net included the following for the years ended December 31, 2008, 2007, 2006, 2005, and 2004:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Net realized gain on the sale of equity securities	$—	$—	$809	$19,396	$13,245
Impairment charge on valuation of equity securities	—	(124)	(261)	—	—
Income related to the profits of Motif, 50-50 joint venture	1,543	857	1,555	3,722	2,361
Expense related to losses of South Mountain Technologies, 50-50 joint venture	—	—	(2,709)	(5,185)	—
Write-down of equity method investment in South Mountain Technologies, 50-50 joint venture	—	—	(2,106)	—	—
Charge for estimated costs to wind-down South Mountain Technologies	—	—	(1,126)	—	—
Impairment charge related to The University Network	—	—	(1,117)	—	—
Gains (losses) related to foreign currency transactions	(1,454)	(1,133)	(1,519)	(853)	826
Recovery (write-down) of certain cost-based investments in technology companies	(20)	202	(7,474)	—	—
Gain on sale of land	—	—	636	—	—
Other	(158)	(151)	(139)	50	272

	$(89)	$(349)	$(13,451)	$17,130	$16,704

Certain InFocus Projections. During the course of the discussions that led to the execution of the Merger Agreement (see Section 11—“Background of the Offer; Contacts With InFocus” below), InFocus provided representatives of Purchaser, Image Holdings and Radisson with certain business and financial information regarding InFocus which was not publicly available. Such information included, among other things, forecasted results of operations for InFocus’ fiscal year ending December 31, 2009 prepared by the management of InFocus during the first quarter of 2009 (the “InFocus Forecasts”). The InFocus Forecasts do not take into account the potential effects of the transactions contemplated by the Merger Agreement, including the Merger, or any actions that may be taken by or with respect to InFocus following the consummation of such transactions. In addition, the high end of the range of forecasted results summarized below do not reflect actual results for January or February 2009 or updated forecasted results for March 2009.

The information from the InFocus Forecasts summarized below is included in this Offer to Purchase solely because such information was provided to representatives of Purchaser, Image Holdings and Radisson in connection with their evaluation of InFocus. None of Purchaser, Image Holdings or Radisson relied to any significant degree on the InFocus Forecasts in determining to enter into the Merger Agreement. As a matter of course, InFocus does not make public projections or forecasts of its anticipated financial position or results of operations. Except to the extent required by law, none of Purchaser, Image Holdings, Radisson or InFocus anticipates that it will, and each of Purchaser, Image Holdings, Radisson and InFocus disclaims any obligation to, furnish updated forecasts or projections to any person, cause such information to be included in documents required to be filed with the SEC or otherwise make such information public (irrespective in any such case of whether the InFocus Forecasts, in light of events or developments occurring after the time at which they were originally prepared, shall have ceased to have a reasonable basis).

The inclusion herein of the information from the InFocus Forecasts summarized below should not be regarded as an indication that Purchaser, Image Holdings, Radisson or InFocus considers such information to be an accurate prediction of future events. While presented with numerical specificity, the information from the InFocus Forecasts summarized below is based upon a variety of assumptions, including assumptions relating to general economic and industry conditions and the business and prospects of InFocus. Such assumptions are subject to significant uncertainties and contingencies, many of which are beyond the control InFocus, and actual results may vary materially from those reflected in the InFocus Forecasts. Moreover, InFocus has a history of not achieving the revenue or income levels included in forecasts developed by InFocus’ management with respect to prior fiscal quarters and prior fiscal years. For example, InFocus’ actual results of operations for 2008 fell short of targets prepared by the management of InFocus.

The InFocus Forecasts were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants.

The information from the InFocus Forecasts should be evaluated in conjunction with the historical financial statements and other information regarding InFocus contained elsewhere in this Offer to Purchase, the InFocus 10-K and the other documents filed by InFocus with the SEC. In light of the foregoing factors and the uncertainties inherent in the InFocus Forecasts, holders of Shares are cautioned not to place undue reliance thereon. A summary of the InFocus Forecasts is set forth below (dollar amounts are in thousands).

	2008 Actual	2009 Projected Range		Year Over Year Projected Range
		Low	High	Low	High
Net Revenues	$255,688	$201,700	$222,364	-21.1%	-13.0%
Gross Profit	45,685	38,300	49,083	-16.2%	7.4%
Gross Margin	17.9%	19.0%	22.1%	6.1%	23.3%
Operating (Loss)/Profit	(14,520)	(4,500)	1,908	-69.0%	-113.1%
Net Income	(18,698)	(7,500)	139	-59.9%	-100.7%

Available Information. InFocus is subject to the informational requirements of the Exchange Act and files reports, proxy and information statements and other information with the SEC. You may read and copy all or any portion of the reports, proxy and information statements or other information InFocus files at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, NE Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on operation of the public reference rooms. The SEC also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

Except as otherwise noted in this Offer to Purchase, the information concerning InFocus contained in this Offer to Purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Except to the extent required by law, none of Radisson, Image Holdings, Purchaser or their affiliates take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by InFocus to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Radisson, Image Holdings, Purchaser or their affiliates.

9. Information Concerning Purchaser, Image Holdings, Radisson and Mr. Hui.

Each of Purchaser and Image Holdings are Oregon corporations. Neither Purchaser nor Image Holdings has conducted any business other than in connection with the entry into the Merger Agreement and the transactions contemplated thereby, including the Offer, and in connection with the financing for such transactions (see Section 12—“Source and Amount of Funds” in this Offer to Purchase). The principal executive offices of each of Purchaser and Image Holdings are located at 14726 Ramona Avenue, Suite 201, Chino, California 91710. The phone number for each of Purchaser and Image Holdings is (909) 597-1683.

Radisson is a Hong Kong corporation and has not conducted any business other than in connection with its direct and indirect ownership of Image Holdings and Purchaser, respectively, and their activities in relation to the Merger Agreement and the transactions contemplated thereby, including the Offer, and in connection with the financing for such transactions (see Section 12—“Source and Amount of Funds” in this Offer to Purchase). The principal executive offices of Radisson are located at 14726 Ramona Avenue, Suite 201, Chino, California 91710. Radisson’s phone number is (909) 597-1683.

All of the outstanding shares of capital stock of Purchaser, Image Holdings and Radisson are owned directly or indirectly by Mr. Lap Shun (John) Hui, who also serves as the sole director and sole officer of each of Purchaser, Image Holdings and Radisson.

Mr. Hui has been the Chief Executive Officer of Joui International, LLC, a diversified holding company, since September 2003. In addition, Mr. Hui was a supervisory board member, and indirectly the sole shareholder, of Packard Bell, B.V. from October 2006 to March 2008. Mr. Hui is an accomplished entrepreneur who co-founded eMachines Inc. and who has more than 20 years of experience in technology, computer and computer-related businesses. Mr. Hui has owned a number of technology related organizations and continues to acquire, hold and sell various organizations. In addition to his background in the personal computer and related peripherals industries, Mr. Hui oversees various investments in the data storage, telecommunications, web applications and related information technology areas. Mr. Hui’s business address is 14726 Ramona Avenue, Suite 201, Chino, California 91710. Mr. Hui’s phone number is (909) 597-1683. Mr. Hui is a citizen of the United States of America.

Except as discussed elsewhere in this Offer to Purchase: (i) none of Radisson, Image Holdings, Purchaser or Mr. Hui, or any associate or majority-owned subsidiary of any of them, beneficially owns or has a right to acquire any Shares or any other equity securities of InFocus; (ii) none of Radisson, Image Holdings, Purchaser or Mr. Hui, or any associate or majority-owned subsidiary of any of them, has effected any transaction in the Shares or any other equity securities of InFocus during the past 60 days; (iii) none of Radisson, Image Holdings, Purchaser or Mr. Hui, or any associate or majority-owned subsidiary of any of them, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of InFocus (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); and (iv) in the past two years, there have been no transactions which would require reporting under the rules and regulations of the SEC between Radisson, Image Holdings, Purchaser, Mr. Hui, or any of their respective subsidiaries, on the one hand, and InFocus or any of its executive officers, directors or affiliates, on the other hand.

Except as disclosed elsewhere in this Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between Radisson, Image Holdings, Purchaser, Mr. Hui, or any of their respective subsidiaries, on the one hand, and InFocus or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Radisson, Image Holdings, Purchaser or Mr. Hui has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Radisson, Image Holdings, Purchaser and Mr. Hui filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. You may read and copy the Schedule TO and the exhibits thereto at the Public Reference Section of the SEC, 100 F Street, NE Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on operation of the public reference rooms. The SEC also maintains a Web site which provides online access to these documents at the address http://www.sec.gov.

10. Background of the Offer; Contacts with InFocus.

Mr. Hui is an entrepreneur focused on technology, computer and computer-related businesses. As such, Mr. Hui regularly seeks to identify and consider potential investment opportunities, including opportunities to acquire companies that he believes may produce greater financial returns under a new ownership structure, and companies which Mr. Hui believes may benefit from his experience with U.S. retail channels and/or Asian supply chain relationships.

Mr. Hui was aware that InFocus announced on October 10, 2006 that it was conducting an evaluation of its strategic alternatives, and that InFocus subsequently announced on September 11, 2007 that it had suspended that process after having considered a variety of options to increase shareholder value. However, Mr. Hui did not directly or indirectly participate in that process.

Following InFocus’ announcement that it had suspended its evaluation of strategic alternatives, Mr. Hui continued to monitor developments regarding InFocus and, over time, became increasingly interested in pursuing a possible acquisition of InFocus.

On August 8, 2008, Diana Maranon of Averil Capital Markets Group, Inc. (“Averil Capital”), financial advisor to John Hui, called Michael R. Hallman, the Lead Independent Director of InFocus, to express on behalf of Mr. Hui his interest in pursuing an acquisition of InFocus. Following the conversation, Mr. Hallman informed Ms. Maranon that Robert G. O’Malley, the Chief Executive Officer of InFocus, would be contacting Ms. Maranon to discuss these matters further.

On August 17, 2008, Mr. O’Malley contacted Ms. Maranon to discuss Mr. Hui’s intentions and arrange an introductory meeting with Mr. Hui.

On September 11, 2008, Mr. O’Malley and Mr. Hui met in Portland, Oregon. Mr. Hui described his interest in acquiring InFocus, and Mr. O’Malley presented Mr. Hui with publicly available information regarding InFocus and the projector industry generally. Mr. O’Malley asked Mr. Hui to provide him with information regarding Mr. Hui’s due diligence requirements, the criteria on which Mr. Hui evaluates potential acquisition candidates, the potential advantages to InFocus of operating as a privately held company and the other benefits that InFocus would potentially experience under the ownership of Mr. Hui. On September 17, 2008, Ms. Maranon provided this information to Mr. O’Malley on behalf of Mr. Hui.

On September 25, 2008, Mr. O’Malley spoke by telephone with Ms. Maranon to follow up on Mr. O’Malley’s September 11 meeting with Mr. Hui and to request biographical information regarding Mr. Hui, which Ms. Maranon subsequently provided. Mr. O’Malley provided additional publicly available information regarding InFocus, and Ms. Maranon reiterated Mr. Hui’s interest in a potential acquisition of InFocus.

On October 3, 2008, Mr. O’Malley communicated to Ms. Maranon that the immediate priority of the InFocus Board was to execute InFocus’ existing business and restructuring plans as an independent publicly-traded company, and that an acquisition proposal would need to be sufficiently attractive for the InFocus Board to be interested in committing the time and resources necessary to pursue such a transaction. During this discussion, Mr. O’Malley suggested that InFocus and Mr. Hui enter into a limited confidentiality agreement in order to facilitate further conversations. The proposed confidentiality agreement was subsequently forwarded to Ms. Maranon by Ms. Prentice on October 13, 2008, and was subsequently executed by Joui International LLC, an entity controlled by Mr. Hui.

On October 12, 2008, Mr. O’Malley, Ms. Maranon, and Lisa K. Prentice, the Chief Financial Officer of InFocus, corresponded via e-mail to arrange additional discussions among the parties. As part of the correspondence, the parties discussed a meeting agenda, Mr. Hui’s capital sources, and synergies that might be made available to InFocus through Mr. Hui’s supply chain relationships.

On October 31, 2008, Ms. Prentice and Mr. O’Malley met with Mr. Hui in Portland, Oregon, to discuss Mr. Hui’s business philosophy related to running technology companies and his continued interest in an acquisition of InFocus.

In early November, Mr. O’Malley informed Ms. Maranon that the Board had determined that InFocus should not pursue further discussions with Mr. Hui regarding a possible acquisition of InFocus without a written proposal. Thereafter, on November 16, 2008, Averil Capital provided to Mr. O’Malley a non-binding written proposal from an affiliate of Mr. Hui to acquire InFocus for a purchase price of $1.20 - $1.35 per share, subject to due diligence, a financing contingency, and a minimum tender condition of 90%, among other conditions. The proposal also included a requirement that InFocus negotiate exclusively with Mr. Hui for a period of time with respect to a transaction involving InFocus. The proposal noted that the indicated purchase price range represented a premium of 76.5% to 98.5% over the $0.68 closing price for shares of InFocus’ common stock on November 14, 2008, the last trading day prior to the delivery of the proposal.

On November 18, 2008, Ms. Prentice and Mr. O’Malley spoke by telephone with Mr. Hui and Ms. Maranon to discuss the Board’s initial concerns regarding Mr. Hui’s offer. As part of the call, the parties discussed various matters, including the commencement of limited due diligence and the terms of the proposed transaction, including the financing contingency, exclusivity and price. Mr. O’Malley invited Mr. Hui to make a revised proposal that would address the Board’s concerns, but indicated that InFocus would likely engage a financial advisor prior to moving forward with the consideration of any such revised proposal.

On November 22, 2008, Mr. Hui met with Mr. Hallman, in Oakland, California, to become acquainted and discuss generally Mr. Hui’s interest in pursuing an acquisition of InFocus. On November 25, 2008, following a telephonic meeting of the Board, Mr. Hallman called Mr. Hui to inform him of the Board’s determination to pursue the retention of a financial advisor and that he could expect to be contacted by InFocus’ financial advisor, once retained.

On December 10, 2008, InFocus issued a press release announcing that InFocus had decided to evaluate alternatives that would best serve the interest of all of its shareholders, that InFocus had engaged Thomas Weisel Partners as its financial advisor, and that the Board had formed a special committee of independent directors to work with Thomas Weisel Partners in order to allow InFocus’ management to focus on day-to-day operations. Also on December 10, 2009, Mr. O’Malley contacted Ms. Maranon via e-mail to instruct her that all future communications regarding a possible transaction with InFocus should be directed to Thomas Weisel Partners.

On December 15, 2008, Ms. Maranon contacted representatives of Thomas Weisel Partners to further pursue discussions regarding Mr. Hui’s interest in acquiring InFocus. Thomas Weisel Partners advised Ms. Maranon that InFocus intended to pursue an open process in which they would invite and otherwise provide potentially interested parties an opportunity to express their interest in acquiring InFocus. Thomas Weisel Partners further advised Ms. Maranon of the general guidelines for the strategic process and that InFocus’ management was in the process of creating an electronic data room containing information relating to InFocus and finalizing 2009 projected financials. Thomas Weisel Partners estimated that the data room would be available beginning in January 2009. On December 18, 2008, Averil Capital delivered to Thomas Weisel Partners a due diligence request list outlining the types of information and documents that Mr. Hui’s advisors would need to review in connection with the proposed acquisition of InFocus.

On January 6, 2009, Joui International, LLC, an affiliate of Mr. Hui entered into an expanded confidentiality agreement with InFocus. Although the advisors to Purchaser and Image Holdings had sought to include in the confidentiality agreement a covenant requiring InFocus to negotiate exclusively with such affiliate for a specified period, InFocus refused to include such a covenant. Thereafter, the advisors to Purchaser and Image Holdings were provided additional information and materials regarding InFocus, including thorough access to an electronic data room established by InFocus.

On January 23, 2009, Ms. Prentice discussed InFocus’ fourth quarter 2008 preliminary results and 2009 annual operating plan by telephone with representatives of Averil Capital and Thomas Weisel Partners. The purpose of the call was to assist Averil Capital in understanding InFocus’ operating results and cash flow from the fourth quarter of 2008, and how those results would impact InFocus’ 2009 budget and operating plan.

On February 5, 2009, in light of InFocus’ fourth quarter and prospective operating performance and negative cash flows, Ms. Maranon forwarded to Thomas Weisel Partners a revised acquisition proposal with an indicated purchase price of $1.00 per share. Representatives of the parties subsequently discussed the revised proposal, but did not reach agreement with respect to its terms.

On February 12, 2009, Mr. Hui attended an introductory dinner with the InFocus Board. Among other things, the parties discussed Mr. Hui’s views on the projector industry and its similarity to other technology industries in which Mr. Hui has been involved. Subsequently, on February 24, 2009, Mr. Hui attended a lunch meeting with InFocus senior management for introduction purposes and discussions regarding the business philosophies of InFocus and Mr. Hui, and on February 24-25, 2009, Ms. Maranon and Tyler Tarr of Averil Capital met with InFocus senior management to discuss various due diligence matters.

On March 2, 2009, Ms. Maranon contacted Thomas Weisel Partners to discuss certain due diligence matters and next steps in the process. During the conversation, Ms. Maranon confirmed Mr. Hui’s proposed offer price of $1.00 per share, subject to continued monitoring of InFocus’ financial results.

On March 3, 2009, Garvey Schubert Barer, legal counsel to InFocus, provided a draft of the Merger Agreement to Jones Day, legal counsel to Mr. Hui.

On March 9, 2009, InFocus delivered to Ms. Maranon and Mr. Hui preliminary financial results for the two-month period ended February 28, 2009. Among other things, the information provided indicated that InFocus’ balance of total cash, restricted cash, and marketable securities as of February 28, 2009 was $20.0 million, a decrease of $13.4 million from the end of 2008. On March 10, 2009, Mr. O’Malley and Ms. Prentice spoke with Ms. Maranon by telephone to review InFocus’ February financial results and outlook for the balance of the quarter.

On March 11, 2009, Jones Day delivered comments on the draft Merger Agreement to Garvey Schubert Barer. Between March 14 and 18, 2009, multiple drafts of the Merger Agreement and other transaction documents were circulated to the working group by Garvey Schubert Barer and Jones Day. Legal and financial advisors for InFocus and Mr. Hui met via teleconference to negotiate the terms of the Merger Agreement and related transaction documents several times during this period.

On March 19, 2009, Ms. Maranon communicated to Thomas Weisel Partners that Mr. Hui was lowering his offer to $0.85 per share, citing concerns arising from due diligence. Thomas Weisel Partners responded that $0.85 per share was not acceptable to the InFocus Board. On March 20, 2009, Mr. Hallman spoke with Mr. Hui by telephone to discuss the lower offer price and certain other terms of the transaction and due diligence matters. Thomas Weisel Partners also contacted Ms. Maranon to discuss these issues.

On March 28, 2009, Mr. Hui spoke with Mr. Hallman regarding various terms and conditions of the proposed transaction, including price. In response to Mr. Hallman’s request for an increase in the proposed purchase price, Mr. Hui confirmed that, based upon the information then available to him, he would raise his offer price to $0.93 per share.

Garvey Schubert Barer sent a revised Merger Agreement to Jones Day on April 2, 2009. Also on April 2, 2009, Ms. Maranon contacted Thomas Weisel Partners to discuss further due diligence results and various open issues regarding the draft Merger Agreement and other transaction documents. In response to a request on behalf of InFocus for an increase in the proposed purchase price, Ms. Maranon indicated that Mr. Hui was willing to increase his offer to $0.95, pending review of preliminary first quarter 2009 results.

On April 6, 2009, Jones Day sent a revised draft of the Merger Agreement to Garvey Schubert Barer reflecting the $0.95 per share offer price and, on April 8, 2009, InFocus delivered preliminary first quarter 2009 financial results to Mr. Hui and his advisors. Over the course of the next two days, the representatives of the parties worked to finalize the Merger Agreement and other transaction documents.

On April 9, 2009, Ms. Maranon confirmed Mr. Hui’s offer of $0.95 per share.

On April 10, 2009, InFocus, Image Holdings and Purchaser executed the Merger Agreement, and each of the directors and executive officers of InFocus executed the Support Agreement. Prior to the opening of the markets on April 13, 2009, InFocus issued a press release announcing the Merger Agreement and the related transactions contemplated thereby.

11. Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters.

Purpose of the Offer. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, InFocus. The Offer, as the first step in the acquisition of InFocus, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of InFocus not purchased pursuant to the Offer or otherwise.

Following the purchase of Shares pursuant to the Offer, Image Holdings will be obligated, on the terms and subject to the conditions set forth in the Merger Agreement, to acquire the remaining Shares pursuant to the Merger. On the terms and subject to the conditions set forth in the Merger Agreement, Image Holdings and Purchaser have agreed with InFocus to use their reasonable best efforts to consummate the Offer and the Merger as soon as practicable.

If Purchaser acquires a majority of the outstanding Shares pursuant to the Offer or otherwise, it will have sufficient voting power to cause the Merger to be approved, if necessary, by the shareholders of InFocus without the affirmative vote of any other shareholder. If Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, it will have the power to cause the Merger to become effective without the need for approval by the shareholders of InFocus. Pursuant to the Merger Agreement, InFocus granted to Purchaser an option (as described below under the heading “Top-Up Option”) to purchase from InFocus in specified circumstances following the purchase of Shares pursuant to the Offer a number of Shares sufficient to result in Purchaser owning more than 90% of the Shares outstanding.

If you sell your Shares in the Offer, you will cease to have any equity interest in InFocus or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders also will cease to have any equity interest in InFocus or any right to participate in its earnings and future growth. On the other hand, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of InFocus.

Plans for InFocus. Image Holdings is conducting a detailed review of InFocus and its business, corporate structure, capitalization, assets, policies, management and personnel. Image Holdings will continue to evaluate InFocus and its business, corporate structure, capitalization, assets, policies, management and personnel while the Offer is pending. Image Holdings is also evaluating various strategic alternatives for InFocus and its operations. After the consummation of the Offer and the Merger, Image Holdings will take such actions as it deems appropriate in light of the circumstances that then exist. Possible changes could include changes in InFocus’ business, corporate structure, capitalization, assets, policies, management and personnel.

Except for the Merger Agreement, none of Purchaser, Image Holdings, Radisson or Mr. Hui has entered into any definitive arrangements or agreements that would result in an extraordinary corporate transaction involving InFocus or any of its subsidiaries, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, or any material changes in InFocus’ dividend rate or policy, indebtedness, capitalization, corporate structure or business or the composition of its management, personnel or board of directors. Except as contemplated by the Merger Agreement or disclosed in this Offer to Purchase, as of the date of this Offer to Purchase none of Purchaser, Image Holdings, Radisson or Mr. Hui has any plans or proposals that would result in an extraordinary corporate transaction involving InFocus or any of its subsidiaries, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, or any material changes in InFocus’ dividend rate or policy, indebtedness, capitalization, corporate structure or business or the composition of its management, personnel or board of directors. Purchaser, Image Holdings, Radisson and Mr. Hui reserve the right, however, to enter into or effect, or to cause or seek to cause InFocus or its subsidiaries to enter into or effect, any such transactions or changes as they or any of them may deem desirable from time to time before or after the consummation of the Offer or the Merger.

The Merger Agreement provides that, prior to the Effective Time, Purchaser will amend its Articles of Incorporation to increase its authorized share capital in order to facilitate the treatment of stock options outstanding under InFocus’ 1998 Stock Incentive Plan discussed below in this Section 11 under —“Treatment of Stock Options.” In connection with such actions, Purchaser intends to also issue additional shares of common stock to its sole shareholder, Image Holdings.

The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Purchaser, Image Holdings, Radisson and Mr. Hui have filed with the SEC, which you may examine and copy as set forth in Section 9—“Information Concerning Purchaser, Image Holdings, Radisson and Mr. Hui.”

The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, on the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14—“Conditions of the Offer” of this Offer to Purchase, Purchaser will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of InFocus, Purchaser will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose additional conditions to the Offer, or (iv) amend any other term of the Offer in any manner that is adverse to the holders of Shares. If at any Expiration Date, any of the conditions under the terms of the Offer have not been satisfied or waived by Purchaser, (i) the Merger Agreement provides that Purchaser will extend the Offer from time to time for periods of not more than five business days each until the date that is twenty business days after the initial Expiration Date (as long as the InFocus Board continues to recommend that the InFocus shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, to the extent necessary, approve the Merger and approve and adopt the Merger Agreement), and (ii) after the expiration of the twenty business day period referred to in clause (i) above, Purchaser may extend the Offer from time to time for periods of not more than ten business days each until the earlier of (a) the date on which all of the Offer conditions are satisfied or waived or (b) the date on which the Merger Agreement is terminated. The Merger Agreement also provides that Purchaser will extend the Expiration Date for any period required by the applicable rules and regulations of the SEC, NASDAQ or any other stock exchange or automated quotation system applicable to the Offer.

In accordance with Exchange Act Rule 14d-11 and the Merger Agreement, Purchaser expressly reserves the right to provide a subsequent offering period of at least three business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) up to a maximum period, including extensions, of twenty business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not tendered in the Offer and receive the same consideration that was paid for Shares in the Offer. A subsequent offering period, if one is included, would not be an extension of the Offer, which already would have been completed. In a subsequent offering period, Shares may be tendered as is applicable in the Offer (except that Shares tendered may not be withdrawn) and Purchaser will immediately accept and promptly pay for Shares as they are tendered.

Recommendation. InFocus has represented to Image Holdings and Purchaser in the Merger Agreement that the InFocus Board, at a meeting duly called and held at which a quorum was present throughout, has unanimously (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of InFocus and the InFocus shareholders; (ii) adopted the Merger Agreement in accordance with the Oregon Business Corporation Act, as amended (the “OBCA”), and approved the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated by the Support Agreement, which approval constituted approval under the provisions of Sections 60.825 through 60.845 of the OBCA as a result of which the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as well as the Support Agreement and the transactions contemplated thereby, are not and will not be subject to the provisions of, or any restrictions under, the provisions of Sections 60.825 through 60.845 of the OBCA; (iii) approved an amendment to the Rights Agreement so that the Rights Agreement does not apply to any of the transactions contemplated by the Merger Agreement, including the Offer, the Merger, the Top-Up Option and the Support Agreement; (iv) taken all action necessary to render Sections 60.801 through 60.816 of the OBCA inapplicable to the Offer and the Merger; and (v) recommended that InFocus’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement.

Directors. The Merger Agreement provides that, subject to compliance with applicable law, Image Holdings, promptly upon the acceptance for payment by Purchaser for Shares pursuant to the Offer, and from time to time thereafter, is entitled to designate that number of directors, rounded up to the next whole number, on the InFocus Board as is equal to the product of the total number of directors on the InFocus Board (determined after giving effect to the directors so elected pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Image Holdings and its affiliates bears to the total number of Shares then outstanding; provided, however, that Image Holdings shall be entitled to designate at least a majority of the directors on InFocus’ Board, as long as Image Holdings and its affiliates beneficially own a majority of the Shares of InFocus. InFocus shall, upon request of Image Holdings, promptly take all actions necessary to cause designees to be so elected, including, if necessary, by increasing the size of the InFocus Board (including by amending the Bylaws of InFocus if necessary) and/or seeking the resignations of one or more existing directors; provided, however, that, prior to the time the Merger becomes effective (the “Effective Time”), the InFocus Board shall always have at least two members who were members of the InFocus Board as of immediately prior to payment by Purchaser for Shares pursuant to the Offer (the “Company Directors”) and who are reasonably acceptable to Purchaser (Purchaser has indicated in the Merger Agreement that each of Messrs. Hallman and Nery are acceptable to Purchaser). If the number of Company Directors is reduced below two prior to the Effective Time, the remaining director who is a Company Director will be entitled to designate a person who is not an officer, director, employee or designee of Purchaser or any of its affiliates to fill such vacancy. At each such time as Image Holdings is entitled to designate directors on the InFocus Board, InFocus will, subject to any limitations imposed by applicable law, also cause each committee of the InFocus Board, the board of directors of each of the subsidiaries of InFocus and each committee of such board of directors of each of the subsidiaries to include persons designated by Image Holdings constituting at least the same percentage of each such committee or board as Image Holdings’ designees constitute on the InFocus Board.

Following the election or appointment of Image Holdings’ designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by InFocus, any extension by InFocus of the time for performance of any of the obligations or other acts of Image Holdings or Purchaser or any waiver of any of InFocus’ rights under the Merger Agreement will require the concurrence of a majority of the directors of InFocus then in office who are Company Directors (or in the case where there are two or fewer directors who are Company Directors, the concurrence of one director who is a Company Director) if that amendment, termination, extension or waiver would be reasonably likely to adversely affect the minority shareholders of InFocus.

The Merger. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into InFocus. Following the Merger, the separate corporate existence of Purchaser will cease and InFocus will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Image Holdings.

InFocus has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will: (i) file with the SEC a proxy or information statement (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) for a special meeting of shareholders relating to the Merger and the Merger Agreement (the “Special Meeting”); (ii) duly set a record date for, call, give notice of, convene and hold the Special Meeting as promptly as legally possible following the acceptance for payment and payment for Shares pursuant to the Offer (or if Purchaser has provided for a subsequent offering period after the Expiration Date, as promptly as legally possible following the expiration of such subsequent offering period) for the purpose of considering and taking action upon the Merger Agreement; (iii) cause the definitive Proxy Statement to be mailed to its shareholders; and (iv) use its reasonable best efforts to (a) solicit from its shareholders proxies in favor of the approval of the Merger and approval and adoption of the Merger Agreement and (b) obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. Image Holdings has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and of the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Image Holdings, Purchaser or any other of Image Holdings’ subsidiaries acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by Purchaser pursuant to the Offer without a meeting of InFocus shareholders, in accordance with Section 60.491 of the OBCA. See —“Statutory Requirements” below in this Section 11.

Top Up Option. Subject to certain conditions and limitations, InFocus granted to Purchaser an irrevocable option to purchase, at a price per share equal to the price to be paid in the Offer, a number of Shares (the “Top-Up Shares”) that, when added to the number of Shares owned directly or indirectly by Image Holdings or Purchaser immediately following the completion of the Offer, equals one Share more than 90% of the Shares that will be outstanding immediately after the issuance of the Top-Up Shares (the “Top-Up Option”). The aggregate purchase price for the Top-Up Option Shares purchased by Purchaser pursuant to the Top-Up Option may be paid by Purchaser or Image Holdings by full-recourse promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. The obligation of InFocus to deliver the Top-Up Shares is subject to the condition that Purchaser has accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not validly withdrawn. The Top-Up Option may be exercised by Purchaser only if the number of Shares beneficially owned by Purchaser or Image Holdings immediately prior to the time of exercise of the Top-Up Option constitutes at least 65% of the number of Shares then outstanding. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to Section 60.491 of the OBCA without a shareholder vote at a time when the approval of the Merger at a meeting of the shareholders of InFocus would otherwise be assured because of Purchaser’s and Image Holding’s collective ownership of a majority of the Shares following completion of the Offer.

Charter, By-laws, Directors and Officers. The Articles of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the Articles of Incorporation of the Surviving Corporation and applicable law. The Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation, until amended afterward in accordance with the provisions of the Bylaws of the Surviving Corporation and applicable law. Subject to applicable law, (i) the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (ii) the individuals specified by Image Holdings prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Conversion of Securities. By virtue of the Merger and without any action on the part of the InFocus shareholders, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by InFocus, Image Holdings or Purchaser, or any of their respective subsidiaries, and (ii) Shares held by InFocus shareholders who perfect dissenter’s rights, if any, under the OBCA with respect to the Merger) will be converted into the right to receive $0.95 net in cash, or any higher price paid per Share in the Offer, without interest (the “Merger Consideration”), subject to any required withholding of taxes. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor. At the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time (other than as described above) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation so that, immediately after the Effective Time, Image Holdings shall be the holder of all the issued and outstanding shares of the common stock of the Surviving Corporation.

Treatment of Stock Options. Under the Merger Agreement, prior to the Effective Time, InFocus shall not accelerate the vesting of any InFocus stock option or InFocus restricted shares or amend any InFocus stock option plan or any InFocus stock option or InFocus restricted shares, except as provided below.

With respect to stock options outstanding under InFocus’ 1998 Stock Incentive Plan (the “1998 Plan”), the Merger Agreement provides that:

•

InFocus and the InFocus Board shall cause, immediately prior to the date that Shares are accepted for payment pursuant to the Offer, each stock option that is then outstanding under the 1998 Plan to become fully vested and exercisable; in addition, InFocus may, prior to the date that Shares are accepted for payment pursuant to the Offer, take such action as is necessary under the 1998 Plan to permit the cashless exercise of stock options outstanding thereunder. Upon the acceleration of the vesting of such outstanding stock options by InFocus, on the terms and subject to the conditions set forth in the 1998 Plan and the stock option agreements the holders thereof may exercise such stock options and, if they so choose, tender the Shares received upon such exercise in the Offer by following the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

•

At the Effective Time, the Surviving Corporation shall assume, to the extent and in the manner provided in Section 10.4 of the 1998 Plan, each stock option that is outstanding under the 1998 Plan immediately prior to the Effective Time. Immediately after the Effective Time, the Surviving Corporation shall cause the Plan Administrator (as defined in the 1998 Plan) to adjust the 1998 Plan and the stock options outstanding thereunder as of the Effective Time to the extent and in the manner provided in Section 10.1 of the 1998 Plan, with such adjustments to be effective as of the Effective Time.

With respect to stock options outstanding under InFocus’ Director Stock Option Plan (the “Director Option Plan”), the Merger Agreement provides that InFocus and the InFocus Board (or the appropriate committee thereof), shall cause: (i) effective as of immediately prior to the Effective Time, each stock option that is then outstanding under the Director Option Plan (each, a “Director Stock Option”) to become fully vested and exercisable, and (ii) effective as of the Effective Time, each then outstanding and unexercised Director Stock Option to be cancelled and terminated as of the Effective Time (if not exercised prior to the Effective Time) and the holder thereof to become entitled to receive an amount of cash, if any, from InFocus equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price per Share of such Director Stock Option, and (b) the number of Shares subject to the exercisable portion of such Director Stock Option (such amount being hereinafter referred to as the “Director Option Consideration”). The Merger Agreement provides that any Director Stock Option with an exercise price per Share which is greater than the Merger Consideration shall be cancelled and terminated as of the Effective Time, and no consideration or payment shall be delivered in exchange thereunder or in respect thereof. The Merger Agreement provides that the Director Option Consideration shall be paid by the Surviving Corporation as soon as practicable following the Effective Time.

Treatment of Restricted Shares. The Merger Agreement provides that InFocus and the InFocus Board (or the appropriate committee thereof) shall cause, effective as of immediately prior to the Effective Time, each InFocus restricted share held by any person then performing services as an employee, director or consultant of InFocus or any subsidiary of InFocus immediately prior to the Effective Time to become fully vested and the contractual restrictions thereon (including any contractual forfeiture, repurchase and transferability restrictions) to terminate. At the Effective Time, by virtue of the Merger and without any action on the part of Image Holdings, Purchaser, InFocus or the holders of any InFocus restricted shares, each InFocus restricted share that is outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive the Merger Consideration.

Representations and Warranties. Pursuant to the Merger Agreement, InFocus has made customary representations and warranties to Image Holdings and Purchaser with respect to, among other matters: its organization and qualification; its capitalization; its subsidiaries; its authority relative to the Merger Agreement; the absence of certain conflicts; required filings and consents; its public filings; its financial statements; its disclosure controls and procedures; the absence of undisclosed liabilities; the absence of certain changes; its compliance with laws; its material contracts; its litigation; the information provided by it for inclusion in the Schedule TO, the Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental entity in connection with the transactions contemplated by the Merger Agreement; its employee benefit plans; its labor matters; its intellectual property; its taxes; its insurance; its relationships with customers, suppliers, distributors and sales representatives; certain matters relating to the Rights Agreement; broker fees and the opinion of its financial advisor; its real property; affiliate transactions; title to its assets; product liability matters; certain personnel information; and discussions with third parties regarding alternate takeover proposals. Image Holdings and Purchaser have made customary representations and warranties to InFocus with respect to, among other matters: their organization and qualifications; their authority relative to the Merger Agreement; the absence of certain conflicts, required filings and consents; the information provided by them for inclusion in the Schedule TO, the Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental entity in connection with the transactions contemplated by the Merger Agreement; the ownership and lack of prior activities of Purchaser; and the availability to Purchaser of funds.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties to the Merger Agreement, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

have been qualified (which respect to representations and warranties given by InFocus) by information set forth in a confidential disclosure schedule provided by InFocus to Purchaser and Image Holdings in connection with signing the Merger Agreement, which information modifies, qualifies and creates exceptions to certain of the representations and warranties given by InFocus in the Merger Agreement;

•	may be qualified by a “Material Adverse Effect” standard;

•	will not survive the Effective Time of the Merger;

•	may be intended not as statements of fact, but rather as a means of allocating the risk among the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Material Adverse Effect. Under the Merger Agreement, a “Material Adverse Effect” means, with respect to InFocus, any change, event or occurrence that would reasonably be expected to be materially adverse in relation to (i) the ability of InFocus to timely consummate the transactions contemplated by the Merger Agreement; or (ii) the business, assets, liabilities, condition (financial or otherwise) or results of operations of InFocus and its subsidiaries, taken as a whole; provided, however, that no change, event or occurrence, to the extent arising from or attributable to any of the following, shall be taken into account in determining whether there has been or would reasonably expected to be a Material Adverse Effect: (a) the public announcement or pendency of the Merger Agreement or any of the transactions contemplated thereby, including the impact thereof to the extent arising therefrom on the relationships of InFocus with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom InFocus has any relationship; (b) compliance by InFocus with the covenants set forth in Sections 6.1 or 6.3 of the Merger Agreement; (c) conditions affecting the industries in which InFocus operates or participates, the U.S. economy or financial markets or any foreign economy or financials markets in any location where InFocus has material operations or sales; (d) any acts of God, calamities, acts of war or terrorism, or any escalation thereof; (e) any change in U.S. generally accepted accounting principles or applicable law (or binding interpretation thereof); (f) any material breach by Image Holdings or Purchaser of the Merger Agreement; (g) any shareholder class action litigation arising from allegations of breach of fiduciary duty relating to the Merger Agreement; (h) in and of itself, any change in the market price or trading volume of the Shares (provided that the events giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Effect” shall be taken into account); (i) in and of itself, any failure of InFocus or its subsidiaries to meet analysts’ or internal earnings estimates or financial projections (provided that the events giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” shall be taken into account); provided that effects arising from or attributable to any of the matters referred to in clauses (c), (d) and (e) shall be so excluded only to the extent they do not disproportionately affect InFocus and its subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which InFocus or such subsidiaries operate.

Conduct of InFocus’ Business. The Merger Agreement obligates InFocus and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their operations only in the ordinary and usual course of business consistent with past practice, and obligates InFocus to use (and to ensure that each of its subsidiaries uses) its reasonable best efforts to preserve intact its business organization, to keep available the services of its present officers and key employees and to preserve the goodwill of those having business relationships with it. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of InFocus prior to the Effective Time, which provide that InFocus will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Image Holdings, including, among other things: actions related to amendments to the Articles of Incorporation or Bylaws of InFocus; issuances or sales of its securities; changes in its capital structure; dividends and other distributions; repurchases or redemptions of securities; increases in compensation of employees or adoption of new benefit plans; acquisitions or dispositions of securities or assets; incurrence of indebtedness; modifications to material contracts; changes in tax or accounting methods; incurrence of capital expenditures; hiring new employees; and certain other events or transactions, subject to specified exceptions.

No Solicitation. The Merger Agreement requires InFocus to, and to cause its directors, officers, employees, agents and representatives to, cease immediately any existing activities, discussions or negotiations with any person with respect to any Takeover Proposal (as defined below), terminate third-party access to any non-public information about InFocus and use reasonable best efforts to cause all persons or entities other than Image Holdings and its representatives who have been furnished confidential information regarding InFocus in connection with the solicitation of or discussions regarding a Takeover Proposal within the 12 month period prior to April 10, 2009 to promptly return or destroy such information. The Merger Agreement further provides that InFocus and its subsidiaries will not, and that InFocus will cause its and its subsidiaries’ respective officers, directors, employees, agents and representatives not to, directly or indirectly, (i) initiate, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a Takeover Proposal, (ii) have any discussion with or provide any information or data to any person or entity relating to a Takeover Proposal or engage in any negotiations concerning a Takeover Proposal (except solely to inform a person or entity who has made an unsolicited request or approach of the existence of the restrictions imposed by the Merger Agreement), (iii) make or authorize any statement, recommendation or solicitation in support of any Takeover Proposal, (iv) enter into any letter of intent, arrangement, understanding or agreement regarding any Takeover Proposal, or (v) terminate, amend or waive any rights under any confidentiality, “standstill,” nonsolicitation or similar agreement with any third party to which any of InFocus or any of its subsidiaries is or was a party or under which any of InFocus or any of its subsidiaries has or had any rights, except to the extent such “standstill,” nonsoliciations or similar agreements are automatically terminated as the result of the execution or announcement of the Merger Agreement.

Notwithstanding the foregoing, the Merger Agreement provides that if and only to the extent that (i) prior to the acceptance for payment of Shares pursuant to the Offer (and in no event after such time), (ii) a Takeover Proposal that the InFocus Board determines in good faith to be bona fide has been received by InFocus and not withdrawn, (ii) the InFocus Board determines in good faith, after consultation with Thomas Weisel Partners LLC or another nationally recognized financial adviser and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), and the failure to do so would be reasonably likely to constitute a failure to comply with its fiduciary duties to InFocus’ shareholders under applicable law, and (iv) such Takeover Proposal did not arise from a breach of the restrictions described above and none of InFocus or any of its subsidiaries or any of their respective directors, officers, employees, agents and representatives have breached the restrictions described above (other than immaterial breaches that did not lead to, directly or indirectly, the making of such Takeover Proposal), then InFocus shall be permitted to (a) if it provides prior written notice to Image Holdings of its decision to take such action not less than twenty-four hours prior to taking such action, (1) furnish information with respect to InFocus and any of its subsidiaries to such person or entity (but only to the extent such information has previously been provided to Image Holdings) pursuant to a confidentiality and standstill agreement having terms at least as favorable to InFocus as the confidentiality agreement entered into between InFocus and Purchaser (which agreement shall be provided to Image Holdings prior to furnishing any information to such person or entity), and (2) participate in discussions with such person or entity regarding such Takeover Proposal, and (b) if the InFocus Board determines after consulting with Thomas Weisel Partners LLC or another nationally recognized financial advisor and outside legal counsel that such Takeover Proposal is a Superior Proposal, and failure to do so would be reasonably likely to constitute a failure to comply with its fiduciary duties to InFocus’ shareholders under applicable law, effect a Change in the Company Recommendation (as defined below); provided, however, that InFocus shall not effect a Change in the Company Recommendation unless and until (x) InFocus shall have provided Purchaser and Image Holdings written notice at least five business days prior to taking such action to the effect that the InFocus Board has authorized and intends to effect a Change in the Company Recommendation, attaching the most current version of any proposed agreement, a detailed summary of the material terms of any such proposal and the identity of the offeror, (y) InFocus shall have, during the five business day period referred to in clause (x) above (the “Match Period”), negotiated with Image Holdings and Purchaser in good faith (if such negotiations are requested by Image Holdings) to make such adjustments in the terms and conditions of the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal, and (z) the InFocus Board shall have determined, in good faith and after consultation with its outside legal counsel and Thomas Weisel Partners LLC or another nationally recognized financial advisor, that the Takeover Proposal constituting such Superior Proposal continues to constitute a Superior Proposal at the end of the Match Period.

The Merger Agreement provides that InFocus shall as promptly as practicable upon receipt of a Takeover Proposal or any request for information or any discussions or inquiry which is reasonably likely to lead to a Takeover Proposal (and in any event within two business days) provide to Image Holdings a summary of all material terms and conditions of any such inquiry, request for information or Takeover Proposal (or indication by any person or entity that it is considering a Takeover Proposal). The Merger Agreement also provides that InFocus will keep Image Holdings promptly informed (and in any event within one business day after the occurrence of any material changes, developments, negotiations or discussions) of the status and details (including amendments or proposed amendments) of any such request or Takeover Proposal or inquiry and shall promptly provide to Image Holdings a copy of any non-public information furnished to the person or entity who made such request or Takeover Proposal or inquiry that was not previously provided to Image Holdings. Under the Merger Agreement each material amendment or revision to any Takeover Proposal or Superior Proposal constitutes a new Takeover Proposal, provided that InFocus need not enter into a new confidentiality agreement with respect to such an amended Takeover Proposal if a compliant confidentiality agreement is already in place.

A “Takeover Proposal” means any proposal or offer, whether or not in writing, from any person, entity or group (other than from Image Holdings and its affiliates) relating to (i) the sale, lease, license, or other disposition, directly or indirectly, of assets of InFocus and its subsidiaries (including interests in subsidiaries) that generate 15% or more of the net revenues or net income, or that represent 15% or more of the total assets, of InFocus and its subsidiaries, taken as a whole, immediately prior to such transaction, (ii) the issuance, sale or other disposition, whether directly or indirectly, of 15% or more of any class of equity securities of InFocus (or options, warrants or other rights to purchase, or securities convertible or exchangeable into or exchangeable for such securities), (iii) any transaction or series of transactions that if consummated would result in any person or entity or the stockholder of any person, entity or group beneficially owning 15% or more of any class of any capital stock or voting power of InFocus (or any one or more subsidiaries of InFocus, individually or taken together, whose business constitutes 15% or more of the net revenues, net income or total assets of InFocus and its subsidiaries, taken as a whole) (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving InFocus (or any one or more subsidiaries of InFocus), or (v) any combination of the foregoing.

A “Superior Proposal” means a bona fide written proposal or offer made by a person or entity other than a party to the Merger Agreement that does not arise out of a breach of the restrictions described above and that (i) is for a Takeover Proposal (except that references in the definition of “Takeover Proposal” to “15% or more” shall be “a majority”) and (ii) is on terms that the InFocus Board in good faith concludes (after consulting with Thomas Weisel Partners LLC or another nationally recognized financial advisor and outside counsel), taking into account, among other things, the likelihood and timing of consummation and all legal, financial, regulatory and other aspects of the proposal (including the financing terms thereof) and the person or entity making the proposal and of the transactions contemplated by the Merger Agreement and the parties to the Merger Agreement, is more favorable to InFocus’ shareholders (in their capacities as shareholders) than the transactions contemplated by the Merger Agreement (which shall require that such Takeover Proposal must provide InFocus’ shareholders (in their capacity as shareholders) consideration with a value per Share that is greater than the Offer Price).

A “Change in the Company Recommendation” shall be deemed to have occurred if, except as expressly permitted by the Merger Agreement, the InFocus Board or a committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Image Holdings, the approval of the Merger Agreement, the Merger or the InFocus Board’s recommendation that InFocus’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent necessary, approve the Merger and approve and adopt the Merger Agreement (the “Board Recommendation”) (including by taking a neutral position or no position with respect to any Takeover Proposal) or take any action or make any public statement inconsistent with such approval or Board Recommendation, (ii) approve or recommend or otherwise declare advisable, or propose publicly to approve or recommend or otherwise declare advisable, or fail to publicly recommend against within ten business days thereof, any Takeover Proposal, (iii) fail to include the Board Recommendation in the Schedule 14D-9 or any Proxy Statement, as applicable, or (iv) resolve or agree to do any of the foregoing.

Access to Information. The Merger Agreement provides that, upon reasonable notice and subject to applicable law, through the Effective Time, InFocus will give (and will cause its subsidiaries and their respective representatives to give) Image Holdings and Purchaser and their representatives reasonable access, during normal business hours, to the properties, personnel, books and records (electronic or otherwise) of InFocus and its subsidiaries (subject to attorney-client privilege any applicable law), and will provide Image Holdings and Purchaser copies of documents filed with any governmental entity during this period, and, upon reasonable request, other information with respect to the business and operations of InFocus and its subsidiaries.

Efforts. On the terms and conditions provided in the Merger Agreement, each of InFocus, Image Holdings and Purchaser will use (and will cause each of its subsidiaries to use) its reasonable best efforts to promptly take or cause to be taken all actions, and will cooperate with the other parties in doing all things, necessary, proper or advisable under applicable law to consummate the Offer and the Merger. Each of the parties to the Merger Agreement also has agreed to use its reasonable best efforts to obtain as promptly as practicable all clearances and consents of any governmental entity or any other person required in connection with, and waivers of any violations that may be caused by, the consummation of the transactions contemplated by the Merger Agreement; provided, however, that InFocus may not, without Image Holdings’ written consent, and Image Holdings will not be required to, divest, hold separate or otherwise materially restrict the use or operation of any portion of their businesses or assets or those of their subsidiaries. The Merger Agreement also provides that the parties thereto will provide notice to the other parties thereto of any communications from any governmental entities concerning the transactions contemplated by the Merger Agreement, and an opportunity to participate in any meetings with governmental entities concerning the transactions contemplated by the Merger Agreement

Public Announcements. The Merger Agreement provides that InFocus, on the one hand, and Image Holdings and Purchaser, on the other hand, will consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and will provide to the other party for review a copy of any such press release or statement, and will not issue any such press release or make any such public statement without the written approval of the other, unless required by applicable law or any listing agreement with a securities exchange.

Indemnification; Insurance. Pursuant to the Merger Agreement, Image Holdings has agreed that from and after the acceptance for payment of Shares pursuant to the Offer, InFocus and the Surviving Corporation will indemnify and hold harmless each present and former director and officer of InFocus against any costs or expenses (including attorneys’ fees), damages or liabilities incurred in connection with any claim by reason of the fact that such individual is or was a director or officer of InFocus in respect of actions or omissions occurring at or prior to the Effective Time, to the fullest extent permitted under InFocus’ Articles of Incorporation and Bylaws as in effect as of April 10, 2009. The Merger Agreement also provides that from and after the Effective Time and subject to certain limitations, the Surviving Corporation will purchase and maintain a six-year extended reporting period endorsement under InFocus’ current directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to InFocus’ officers and directors who are currently covered by its directors’ and officers’ liability insurance policy on terms no less favorable than those of the policy currently in effect (subject to certain financial limits). In the event that Image Holdings or the Surviving Corporation consolidates or merges with another entity or transfers substantially all of its assets to another person or entity, the Merger Agreement provides that it shall take necessary actions to assure that these obligations are assumed.

Notification of Certain Matters. The Merger Agreement provides that Image Holdings and InFocus will promptly notify each other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably expected (a) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time or (b) to cause any covenant, condition (including any condition to the Offer) or agreement under the Merger Agreement not to be complied with or satisfied, (ii) any failure of InFocus, Image Holdings or Purchaser, as the case may be, to comply with or satisfy any covenant, condition (including any condition to the Offer) or agreement to be complied with or satisfied by it under the Merger Agreement, and (iii) the commencement of any litigation or proceeding against or affecting the Merger Agreement, the Offer or the Merger, which if adversely determined could have a Material Adverse Effect or a material adverse effect on the ability of Image Holdings or Purchaser to timely consummate the transactions contemplated by the Merger Agreement. The Merger Agreement also provides that each of InFocus, Image Holdings and Purchaser will give prompt notice to the other parties of any notice or communication from any third party alleging that the consent of that third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

Rights Agreement. InFocus has amended the Rights Agreement so that (i) Image Holdings and Purchaser are each exempt from the definition of “Acquiring Person” contained in the Rights Agreement and that no “Shares Acquisition Date,” or “Distribution Date,” or “Trigger Event” (as such terms are defined in the Rights Agreement) will occur as a result of the execution or delivery of the Merger Agreement, the making of the Offer, the acquisition of Shares pursuant to the Offer or the consummation of the Merger and the other Transactions contemplated by the Merger Agreement, (ii) the execution of the Merger Agreement by InFocus and the performance of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, will not result in the grant of any rights to any person or entity under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered, and (iii) the Rights Agreement will terminate and the Rights will expire immediately prior to the Effective Time. InFocus has also agreed in the Merger Agreement that so long as the Merger Agreement is in effect it will not (i) redeem the Rights, (ii) amend the Rights Agreement, (iii) take any affirmative action which would allow any Person (as defined in the Rights Agreement) other than Image Holdings or Purchaser to acquire beneficial ownership of 15% or more of the Common Shares without causing a Shares Acquisition Date, a Distribution Date or a Trigger Event (as each such term is defined in the Rights Agreement) to occur, or (iv) adopt or implement any shareholder rights plan, “poison pill” anti-takeover plan or other similar plan that, in each case is applicable to Image Holdings, Purchaser or the transactions contemplated by the Merger Agreement.

State Takeover Laws. The Merger Agreement provides that (subject to the fiduciary obligations of InFocus’ board) InFocus shall not take any action to exempt from or make not subject to the provisions of the Oregon Control Share Act or the Oregon Business Combinations Act (as each such term is defined in Section 15—“Legal Matters; Required Regulatory Approvals”), or any other anti-takeover laws or regulations, any person or entity (other than Image Holdings, Purchaser or their affiliates), or any action taken thereby, which person or entity or action would have otherwise been subject to the restrictive provision thereof. The Merger Agreement also provides that InFocus will, upon the request of Purchaser, take all reasonable steps to assist in any challenge by Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of anti-takeover laws or regulations and to grant such additional approvals and take such additional actions as may be reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the contemplated terms and otherwise act to eliminate or minimize the effects of such anti-takeover laws or regulations on the Offer or the Merger and the other transactions contemplated thereby.

Employee Benefit Plans and Agreements. The Merger Agreement provides that, from and after the Effective Time, Image Holdings will cause the Surviving Corporation to honor all obligations under InFocus’ employee benefit arrangements and all employment agreements of InFocus. The Merger Agreement also provides that Image Holdings will recognize past service of active employees of InFocus and its subsidiaries for purposes of vesting and eligibility, but not benefit accrual, under Image Holdings’ and its subsidiaries benefit plans in which these employees participate after the Effective Time. The Merger Agreement also provides that Image Holdings will, or will cause the Surviving Corporation to, provide employees terminated on or prior to December 31, 2009 with severance benefits equal to those that the employees would have been entitled to under InFocus’ general severance plan as in effect as of February 11, 2009; provided, however, that Image Holdings may, or may cause the Surviving Corporation, to take such action as Image Holdings may deem necessary or desirable in order to (i) cause the amount of severance benefits payable to any such employee to be reduced by an amount to which such employee may be entitled to receive from Image Holdings or the Surviving Corporation under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder, and (ii) condition the right of any such employee to receive any severance benefit upon the agreement of such employee on the cancellation and termination of all of such employee’s stock options to purchase shares in the Surviving Corporation without the payment or consideration in exchange therefor.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Image Holdings, Purchaser and InFocus to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) InFocus shareholders shall have duly approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement if required by applicable law, and such approval shall not have been rescinded, revoked or changed; (ii) Purchaser shall have accepted for payment and paid for at least a majority of the outstanding Shares on a fully-diluted basis; (iii) consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity, or other legal restraint or prohibition, which prevents the consummation of the Merger or has the effect of making the Merger illegal; and (iv) any waiting period (and any extension thereof) under the HSR Act or under any material applicable foreign anti-trust statutes or regulations applicable to the Merger shall have expired or terminated, or, where applicable, approval shall have been obtained.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned under the following circumstances:

(i)	at any time prior to the Effective Time, notwithstanding approval thereof by InFocus shareholders, by the mutual written consent of Image Holdings and InFocus, by action of their respective Boards of Directors;

(ii)	by InFocus if Purchaser fails to commence the Offer on or prior April 27, 2009; provided, however, that any such termination, if any, must occur within five business days after such date; and provided, further, that InFocus may not so terminate the Merger Agreement (i) after Purchaser commences the Offer or (ii) if Purchaser’s failure to commence the Offer is due to InFocus’ material breach of the Merger Agreement;

(iii)	by Image Holdings or InFocus if (i) Purchaser shall not have accepted for payment and paid for the Shares pursuant to the Offer on or before July 10, 2009 or (ii) the Offer expires or is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased under the Offer, other than due to a material breach by the terminating party of the Merger Agreement;

(iv)	at any time prior to the Effective Time, notwithstanding approval thereof by InFocus shareholders, by Image Holdings or InFocus if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting or making illegal the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable, provided that the party seeking to so terminate the Merger Agreement shall have used its best efforts to prevent the entry of and to remove or lift such order, decree or ruling;

(v)	by InFocus prior to the acceptance of payment of Shares pursuant to the Offer, if the InFocus Board shall have determined to recommend a Superior Proposal to its shareholders and to enter into a binding written agreement concerning such Superior Proposal in compliance with the terms of the Merger Agreement; provided that InFocus may not exercise its right to so terminate the Merger Agreement unless prior to such termination InFocus shall have paid to Image Holdings the Termination Fee (as defined below), and concurrently with such termination InFocus enters into a definitive agreement to consummate such Superior Proposal;

(vi)	by Image Holdings, prior to the acceptance for payment of Shares pursuant to the Offer, if (i) the InFocus Board shall have effected a Change in the Company Recommendation (as described under —“No Solicitation” above), (ii) the InFocus Board shall have approved or recommended, or entered into any agreement (other than a confidentiality agreement as permitted by the terms of the Merger Agreement) with respect to a Takeover Proposal, or failed to recommend against a Takeover Proposal by the earliest of the date that is ten business days thereafter, July 10, 2009 and the Expiration Date (taking into account any extensions thereof), or taken any action to exempt a Takeover Proposal from any Takeover Law or the Rights, (iii) InFocus, any of its subsidiaries or any of their respective directors, officers, employees, agents or representatives shall have breached the covenants described above under —“No Solicitation” in any material respect, (iv) the InFocus Board shall have adopted a resolution, or publicly proposed, to effect any of the foregoing, (v) a Takeover Proposal shall have been publicly announced and the InFocus Board shall not have, by the earliest of the date that is ten business days thereafter, July 10, 2009 and the Expiration Date (taking into account any extensions thereof), rejected such Takeover Proposal and reaffirmed the Company Recommendation and its support for the transactions contemplated by the Merger Agreement, or (vi) the InFocus Board shall have refused to affirm the Company Recommendation within five business days of any reasonable written request from Image Holdings;

(vii)	by InFocus, prior to the acceptance for payment of Shares pursuant to the Offer, if any representation or warranty of Image Holdings or Purchaser in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, or Image Holdings or Purchaser shall have breached or failed to perform any of its covenants or other agreements contained in the Merger Agreement, which inaccuracy, breach or failure to perform (i) if not cured would reasonably be expected to prevent Image Holdings or Purchaser from consummating the Offer or result in a failure of a condition to the Offer or the Merger to be satisfied and (ii) is not, or cannot be, cured within thirty days after written notice thereof is provided by InFocus to Image Holdings (or prior to July 10, 2009 or the Expiration Date (taking into account any extensions thereof), if earlier); provided, however, that InFocus may not so terminate the Merger Agreement if InFocus is in material breach of the Merger Agreement;

(viii)	by Image Holdings, prior to the acceptance for payment of Shares pursuant to the Offer, if any representation or warranty of InFocus in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, or InFocus shall have breached or failed to perform any of its covenants or other agreements contained in the Merger Agreement, which inaccuracy, breach or failure to perform (i) if not cured would have a Material Adverse Effect or result in a failure of a condition to the Offer or the Merger to be satisfied or the failure of the Offer to be consummated and (ii) is not, or cannot be, cured within thirty days after written notice thereof is provided by Image Holdings to InFocus (or prior to July 10, 2009 or the Expiration Date (taking into account any extensions thereof), if earlier); provided, however, that Image Holdings may not so terminate the Merger Agreement if Image Holdings or Purchaser is in material breach of the Merger Agreement; and

(ix)	by Image Holdings, prior to the acceptance for payment of Shares pursuant to the Offer, if there occurs any change, event or development that, individually or in the aggregate with all other changes, events and developments occurring since the date of the Merger Agreement, has had or would reasonably be expected to have a Material Adverse Effect which is not, or cannot be, cured by the earliest of the date that is thirty days after written notice thereof is provided by Image Holdings to InFocus, July 10, 2009 and the Expiration Date (taking into account any extensions thereof).

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, other than certain specified provisions, which shall survive any such termination; provided, that no party would be relieved from liability for fraud or any breach of the Merger Agreement.

Fees and Expenses. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses. In the event that the Merger Agreement is terminated pursuant to item (v) or (vi) under —“Termination” above, then InFocus will promptly, and in any event within one business day after such termination, or, in the case of a termination by InFocus, prior to such termination, pay Image Holdings (i) an amount equal to $1,200,000 and (ii) an amount equal to Image Holdings’ reasonable and documented fees and expenses, up to a maximum amount of $750,000 (such amounts, collectively, the “Termination Fee”). In the event that the Merger Agreement is terminated by InFocus pursuant to item (vii) under “—Termination” above, then Image Holdings will promptly pay InFocus $2,000,000 (the “Parent Termination Fee”).

Escrow. Concurrently with the execution of the Merger Agreement InFocus, Image Holdings, Purchaser and Comerica Bank (the “Escrow Agent”) entered into an Escrow Agreement, pursuant to which Image Holdings deposited with the Escrow Agent an amount equal to $2,000,000 (such amount, the “Deposit”). The Escrow Agreement provides that if Purchaser accepts for payment Shares pursuant to the Offer, the Deposit shall be applied at the direction of Purchaser to payment for such Shares. If the Merger Agreement is terminated under circumstances under which InFocus is entitled to receive the Parent Termination Fee, the Escrow Agreement provides that (i) the Deposit shall be applied to the payment of the Parent Termination Fee in accordance with the terms of the Escrow Agreement, and (ii) Image Holdings shall be entitled to receive and retain any amount of the Deposit which is in excess of the Parent Termination Fee. If the Merger Agreement is terminated otherwise than under circumstances under which InFocus is entitled to receive the Parent Termination Fee, the Escrow Agreement provides that Image Holdings shall be entitled to receive and retain the Deposit

Amendment. The Merger Agreement may be amended, in writing, by InFocus, Image Holdings and Purchaser at any time before or after any approval of the Merger Agreement by InFocus shareholders but, after any such approval, no amendments will be made which decreases the price to be paid in the Merger or which adversely affects the rights of InFocus shareholders under the Merger Agreement without the approval of InFocus shareholders.

Extension; Waiver. At any time prior to the Effective Time, Image Holdings and Purchaser, on the one hand, and InFocus, on the other hand may, in writing, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement of the other or in any document, certificate or writing delivered pursuant thereto, or (iii) waive compliance by the other with any of the agreements or conditions therein; provided, however, that following the election or appointment of Image Holdings’ designees to the InFocus Board as described above under “—Directors,” any amendment or termination of the Merger Agreement by InFocus, any extension by InFocus of the time for the performance of any of the obligations or other acts of Image Holdings or Purchaser, or any waiver of any of InFocus’ rights under the Merger Agreement, will require the concurrence of a majority of the directors of InFocus then in office who are Company Directors (or in the case where there are two or fewer directors who are Company Directors, the concurrence of one director who is a Company Director) if such amendment, termination, extension or waiver would be reasonably likely to adversely affect the minority shareholders of InFocus. The Merger Agreement also provides that the consummation of the Offer shall be deemed to be conclusive evidence that all of the conditions to the Offer were satisfied or waived, and the consummation of the Merger shall be deemed to be conclusive evidence that all of the conditions to the Merger were satisfied or waived.

Support Agreement. The following summary of the material terms of the Support Agreement is qualified in its entirety by reference to the copy of the form Support Agreement filed as an exhibit to the Tender Offer Statement on Schedule TO that Purchaser, Image Holdings, Radisson and Mr. Hui have filed with the SEC, which you may examine and copy as set forth in Section 9—“Information Concerning Purchaser, Image Holdings, Radisson and Mr. Hui.”

Concurrently with the execution of the Merger Agreement, Purchaser, Image Holdings and all of InFocus’ executive officers and directors (each a “Committed Shareholder” and collectively, the “Committed Shareholders”) entered into a Tender and Support Agreement, dated as of April 10, 2009 (the “Support Agreement”); as of April 10, 2009, the Committed Shareholders beneficially owned an aggregate of 6,040,139 Shares (exclusive of Options to acquire Shares held by the Committed Shareholders), or approximately 13.6% of the outstanding Shares (on a fully diluted basis).

Tender of Shares. Pursuant to the Support Agreement each Committed Shareholder has agreed, so long as the InFocus Board has not effected a Change in the Company Recommendation (as defined above under —“No Solicitation”) prior to the date that Purchaser accepts Shares for payment pursuant to the Offer, to tender in the Offer all Shares beneficially owned by such Committed Shareholder on the Expiration Date (the “Committed Shares”). Notwithstanding the foregoing, each Committed Shareholder may withdraw the tender of its Committed Shares if, at any time prior to acceptance of such tender, the InFocus Board effects a Change in the Company Recommendation in accordance with the terms of the Merger Agreement.

Agreement to Vote Committed Shares. Pursuant to the Support Agreement, at any meeting of the shareholders of InFocus called to consider and vote upon the adoption of the Merger Agreement, and in connection with any action to be taken in respect of the adoption of the Merger Agreement by written consent of the shareholders of InFocus, each Committed Shareholder has agreed to, so long as the InFocus Board has not effected a Change in the Company Recommendation, vote or cause to be voted (including by written consent, if applicable) all of such Committed Shareholder’s Committed Shares which it has the right to vote in favor of (i) the adoption of the Merger Agreement, (ii) the election to the InFocus Board of any person designated by Image Holdings or Purchaser in accordance with the Merger Agreement (“Purchaser Designees”), or (iii) any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement that is considered and voted upon at any such meeting or made the subject of any such written consent, as applicable. The Support Agreement provides that, so long as the InFocus Board has not effected a Change in the Company Recommendation, at any meeting of the shareholders of InFocus called to consider and vote upon any Adverse Proposal (as defined below), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of the shareholders of InFocus, each Committed Shareholder will vote or cause to be voted (including by written consent, if applicable) all of such Committed Shareholder’s Committed Shares which it has the right to vote against the adoption of such Adverse Proposal. The term “Adverse Proposal” means (i) any Takeover Proposal (as defined above under —“No Solicitation”), (ii) any proposal or action that is intended, or could reasonably be expected, to result in a breach of any covenant, agreement, representation or warranty of InFocus set forth in the Merger Agreement, or (iii) any of the following actions (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving InFocus or any subsidiary of InFocus; (b) any sale, lease or transfer of a material amount of assets of InFocus or any subsidiary of InFocus, or any reorganization, recapitalization, dissolution or liquidation of InFocus or any subsidiary of InFocus; (c) (1) any change in a majority of the persons who constitute the InFocus Board as of the date of the Support Agreement (other than in connection with the appointment of Purchaser Designees); (2) any change in the present capitalization of InFocus or any amendment of InFocus’ Articles of Incorporation or Bylaws; (3) any other material change in InFocus’ corporate structure or business; or (4) any other action that, in the case of each of the matters referred to in clauses (c)(1), (2) and (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the Offer or the Merger and the other transactions contemplated by the Support Agreement and the Merger Agreement or increase the likelihood that such transactions will not be consummated. Notwithstanding the foregoing, if the InFocus Board effects a Change in the Company Recommendation in accordance with the Merger Agreement and neither Purchaser nor Image Holdings have accepted the tender of the applicable Committed Shares, no Committed Shareholder will, after the proper withdrawal of the tender of such Committed Shareholder’s Committed Shares as permitted by the Support Agreement, have any obligation to vote its Committed Shares in accordance with the foregoing.

Restriction on Transfer of Committed Shares, Proxies and Noninterference. The Support Agreement provides that no Committed Shareholder will, directly or indirectly: (i) except pursuant to the terms of the Support Agreement and for the conversion of Committed Shares at the Effective Time pursuant to the terms of the Merger Agreement or after the withdrawal of the Committed Shares following a Change in the Company Recommendation as permitted by the Support Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Committed Shareholder’s Committed Shares; (ii) acquire any Shares or other securities of InFocus (other than in connection with a stock split or dividend, recapitalization of InFocus or similar transaction or the grant of Common Shares to members of the InFocus Board as director compensation in accordance with past practice) or enter into any contract, option, arrangement or other undertaking with respect to the direct or indirect acquisition of any interest in or the voting of any Committed Shares or any other securities of InFocus; (iii) except pursuant to the terms of the Support Agreement or after the withdrawal of the Committed Shares following a Change in the Company Recommendation as permitted by the Support Agreement, grant any proxies or powers of attorney, deposit any Committed Shares into a voting trust or enter into a voting agreement with respect to any Committed Shares; or (iv) take any action that would reasonably be expected to make any of its representations or warranties contained in the Support Agreement untrue or incorrect or have the effect of impairing the ability of such Committed Shareholder to perform such Committed Shareholder’s obligations under the Support Agreement or preventing or delaying the consummation of any of the transactions contemplated the Support Agreement.

Grant of Proxy. Pursuant to the Support Agreement the Committed Shareholders agreed to revoke any and all prior proxies or powers of attorney in respect of the Committed Shares and appointed Purchaser and any designee of Purchaser such Committed Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, with the power to (i) to vote or act by written consent with respect to all of such Committed Shareholder’s Committed Shares which it has the right to vote as described above under —“Agreement to Vote Committed Shares” and (ii) to sign its name (as a shareholder) to any consent, certificate or other document relating to InFocus that the law of the State of Oregon may permit or require in connection with any such matter. Notwithstanding the foregoing, if the InFocus Board effects a Change in the Company Recommendation in accordance with the Merger Agreement and neither Purchaser nor Image Holdings have accepted the tender of the applicable Committed Shares, any Committed Shareholder may, after the proper withdrawal of the tender of such Committed Shareholder’s Committed Shares as permitted by the Support Agreement, revoke any proxies that it has otherwise granted under the Support Agreement.

No Solicitation. Pursuant to the Support Agreement, each Committed Shareholder has agreed not to take, or authorize or permit any of its officers, directors, employees, agents or representatives (collectively, “Representatives”) to take, any action that InFocus would be prohibited from taking as described above under—“No Solicitation”). Pursuant to the Support Agreement, each Committed Shareholder will, and will cause its Representatives to, immediately cease all existing discussions or negotiations with respect to any of the foregoing and promptly (and in any event within 24 hours) advise Image Holdings in writing of the receipt by such Committed Shareholder of a request for information or any inquiries or proposals relating to a Takeover Proposal. Notwithstanding the foregoing, (i) any Committed Shareholder that is a member of the InFocus Board may take actions in such capacity to the extent permitted by the Merger Agreement, and (ii) any Committed Shareholder that is an officer of InFocus may take actions in such capacity to the extent directed to do so by the InFocus Board in compliance with the Merger Agreement, and (iii) the restrictions on the Committed Shareholders set forth in this section will no longer be applicable to a Committed Shareholder after the proper withdrawal of the tender of such Committed Shareholder’s Committed Shares as permitted by the Support Agreement following a Change in the Company Recommendation.

Committed Shareholder Representatives on the InFocus Board. The Support Agreement provides that as long as any Committed Shareholder or affiliate thereof continues to be a Director of InFocus, nothing in the Support Agreement shall be construed as preventing or otherwise affecting any actions taken by any such

Committed Shareholder or affiliate in such person’s capacity as a Director of InFocus or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary obligations of any such person acting solely in such person’s capacity as a Director of InFocus).

Grant of Option. If the Offer is consummated but (whether due to improper tender, improper withdrawal of tender or other breach by a Committed Shareholder of the Support Agreement) Purchaser has not accepted for payment and paid for all of the Committed Shares Purchaser will have the option (the “Option”) under the Support Agreement to purchase such Committed Shareholder’s Committed Shares at a purchase price per share equal to the Offer Price. The Option will become exercisable with respect to each such Committed Shareholder (in whole but not in part) and remain exercisable (in whole but not in part) thereafter until the date that is 30 days after the Expiration Date (such period of exercisability being the “Option Period”). Purchaser may exercise the Option with respect to any Committed Shareholder, in whole but not in part, at any time during the Option Period. Notwithstanding anything in the Support Agreement to the contrary, Purchaser will be entitled to purchase all Committed Shares in respect of which it shall have exercised an Option in accordance with the terms of the Support Agreement prior to the expiration of the Option Period.

Representations and Warranties. The Support Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Committed Shareholders as to power and authority, absence of any required filings and consents, and ownership and title to the Committed Shares.

Termination. The Support Agreement will terminate on the earliest to occur of: (i) the consummation of the purchase of all the Committed Shares pursuant to the Offer; (ii) if applicable, the date on which the Option Period expires (the “Option Expiration Date”); provided, however, that if Purchaser exercises the Option on or prior to the Option Expiration Date, and the closing of the purchase of the Committed Shares has not yet occurred as of the Option Expiration Date, the Support Agreement shall not terminate until the consummation of the closing of the purchase of such Committed Shares; and (iii) the date the Merger Agreement is terminated. The Support Agreement may be earlier terminated by the mutual consent of Image Holdings and all of the Committed Shareholders party hereto. In the event of termination of the Support Agreement, the Support Agreement will become null and void and of no effect with no liability on the part of any party thereto and all proxies granted thereunder will be automatically revoked; provided, however, that no such termination will relieve any party from any liability for any breach of the Support Agreement occurring prior to such termination.

Statutory Requirements. In general, under the OBCA, a merger of two Oregon corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge adopting an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement by the shareholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s Articles of Incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of at least a majority of the InFocus shareholders is required in order to approve the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, Purchaser would own sufficient Shares to enable it to satisfy the shareholder approval requirement to approve the Merger Agreement and the Merger.

Section 60.491 of the OBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the other shareholders of such subsidiary (a “short-form merger”). On the terms and subject to the conditions of the Merger Agreement, in the event that Purchaser and Image Holdings acquire at least 90% of the then-outstanding Shares pursuant to the Offer or otherwise, Purchaser, Image Holdings and InFocus have agreed to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the date on which Purchaser accepts for payment and pays for all Shares validly tendered and not validly withdrawn pursuant to the Offer, without a meeting of shareholders of InFocus, in accordance with Section 60.491 of the OBCA.

Dissenters’ Rights. The shareholders of InFocus will only have dissenters’ rights in the Merger to the extent required by the OBCA. Under the OBCA, as long as the Shares are listed on NASDAQ on the record date for determining the shareholders eligible to vote on the Merger (if shareholder approval is required for the Merger), or on the date notice is provided to shareholders under Section 60.491 of the OBCA for a short-form merger, if applicable, holders of Shares would not be entitled to dissenters’ rights. Purchaser expects that the Shares will continue to be listed on NASDAQ through the record date for the shareholders meeting to approve the Merger and the Merger Agreement, if any, and, accordingly, that shareholders will not be entitled to dissenters’ rights.

If Shares are not registered on a national securities exchange on the record date of any such shareholder meeting, or on the date notice is provided to shareholders under Section 60.491 of the OBCA for a short-form merger, if applicable, holders of Shares would be entitled to dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares of Shares. The value so determined could be more or less than the price per share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting shareholders under the OBCA does not purport to be complete and is qualified in its entirety by reference to the OBCA. The preservation and exercise of dissenters’ rights, if any, require strict adherence to the applicable provisions of the OBCA.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to the consummation of the transaction.

12. Source and Amount of Funds.

The Offer is not conditioned on the procurement of any financing. Purchaser estimates that the total amount of funds required to consummate the purchase of Shares in the Offer and the Merger and pay related fees and expenses will be approximately $44 million. Purchaser intends to obtain the funds required to consummate the purchase of Shares in the Offer and the Merger and pay related fees and expenses by means of a capital contribution from Image Holdings, and Image Holdings intends to obtain such funds by means of a capital contribution from Radisson. Radisson intends to obtain such funds through borrowings in the amount of $45 million from Prisma Investment Co., Limited (the “Lender”), which is an unrelated third party.

The obligation of the Lender to fund the borrowings described above are evidenced by a promissory note (the “Promissory Note”) entered into between Radisson and the Lender. There are no material conditions to the funding of the contemplated loan to Radisson by the Lender. None of Radisson, Image Holdings, Purchaser or Mr. Hui anticipate the need to seek additional or alternative financing in order to consummate the purchase of Shares in the Offer and the Merger and pay related fees and expenses.

Promissory Note. The Promissory Note provides that the Lender will provide to Radisson an aggregate of $45 million (of which $2 million was provided on April 7, 2009 and $43 million is to be provided on or before May 7, 2009). Mr. Hui, Image Holdings and Purchaser have guaranteed to the Lender the repayment of amounts funded under the Promissory Note, and all amounts owing under the Promissory Note will be secured by a pledge of Mr. Hui’s shares of stock in Radisson and all of the shares of stock or other equity interests owned or acquired from time to time by Radisson, Image Holdings and Purchaser (including Shares of InFocus after such Shares have been acquired in the Offer or pursuant to the Merger). Loans under the Promissory Note bear interest at a rate of 6.25% per annum, payable on the maturity date of the Promissory Note. The Promissory Note (including interest accrued thereunder) is due and payable by Radisson on October 7, 2009. Radisson is permitted to make voluntary prepayments of all or any part of the Promissory Note at any time, without premium or penalty. Radisson and its subsidiaries may repay or refinance borrowings under the Promissory Note, in whole or in part, with funds generated by Purchaser and its subsidiaries’ operations, from existing capital and assets, or from the proceeds of asset sales or other transactions, including possible borrowings and/or the issuance of debt, equity or hybrid securities from or to the Lender and/or other third parties.

13. Dividends and Distributions.

The Merger Agreement provides that, without the prior written consent of Image Holdings, InFocus will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (i) issue, reissue or sell, or authorize the issuance, reissuance or sale of (a) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares pursuant to the exercise of InFocus stock options or vesting of InFocus restricted shares, in each case as outstanding on April 10, 2009 in accordance with the terms of such InFocus stock options or InFocus restricted shares or (b) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on April 10, 2009, (ii) make any other changes in its capital structure, or declare, (iii) set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock except for dividends by any wholly owned subsidiary of InFocus to InFocus or another wholly owned subsidiary of InFocus, or (iv) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities other than the acquisition of stock by InFocus in connection with (a) payment of income tax as provided in award agreements relating to InFocus stock options or InFocus restricted shares, or (b) forfeiture of InFocus restricted shares.

14. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act, pay for any tendered Shares if (A) there shall not be validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by Image Holdings or any of its subsidiaries, represents at least 65% of the total number of outstanding Shares on a fully-diluted basis on the date of purchase (the “Minimum Condition”), (B) any applicable waiting period or approval under the HSR Act or under any material applicable foreign antitrust statutes or regulations shall not have expired or been terminated or obtained prior to the Expiration Date, or (C) at any time on or after April 10, 2009 and prior to the time of acceptance for payment for any Shares, any of the following events (each, an “Event”) shall occur (and in the case of items (i), (ii), (iii), (vi), (vii), (viii) and, other than with respect to any willful and material breach, (ix), be continuing at the scheduled Expiration Date):

(i)

there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any court of competent jurisdiction or other governmental entity, other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that, would, directly or indirectly: (a) make illegal or enjoin, restrain or otherwise prohibit or materially delay consummation of the Offer or the Merger or make materially more costly the making or consummation of the Offer, (b) prohibit or materially limit the ownership or operation by Image Holdings or Purchaser of all or any portion of the business or assets of InFocus or any of their respective subsidiaries or compel Image Holdings or Purchaser or any of their respective subsidiaries to dispose of or hold separately all or any material portion of the business or assets of Image Holdings or Purchaser or any of their subsidiaries, taken as a whole, or of InFocus or any of it subsidiaries, taken as a whole, or impose any material limitation on the ability of Image Holdings, Purchaser or the Surviving Company to conduct its business or own such assets, following the consummation of the Offer or the Merger, (c) impose material limitations on the ability of Image Holdings or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Purchaser or Image Holdings pursuant to the Offer on all matters properly presented to InFocus’ shareholders, (d) require divestiture by Image Holdings or Purchaser of any Shares, or (e) result in a Material Adverse Effect;

(ii)	there shall be instituted or pending any action or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (e) of item (i) above;

(iii)	since the date of the Merger Agreement, there has not occurred any change, event or development that, individually or in the aggregate with all other changes, events and developments occurring since the date of the Merger Agreement, has had or would reasonably be expected to have, a Material Adverse Effect;

(iv)	if (a) a Change in the Company Recommendation shall have occurred, (b) the InFocus Board shall have approved or recommended, or entered into any agreement (other than a confidentiality agreement as permitted by the Merger Agreement) with respect to, a Takeover Proposal, or failed to recommend against a Takeover Proposal, or taken any action to exempt a Takeover Proposal from any takeover law or the Rights, (c) InFocus, any of its subsidiaries or any of their respective directors, officers, employees, agents or representatives shall have breached the non-solicitation provisions of the Merger Agreement (as described above under Section 11—“Merger Agreement,” “No Solicitation”) in any material respect, (d) the InFocus Board shall have adopted a resolution, or publicly proposed, to effect any of the foregoing, (e) a Takeover Proposal shall have been publicly announced and the InFocus Board shall not have, by the earlier of the date that is ten business days thereafter, July 10, 2009 or the Expiration Date, rejected such Takeover Proposal and reaffirmed the Company Recommendation and its support for the transactions contemplated by the Merger Agreement, or (f) the InFocus Board shall have refused to affirm the InFocus Recommendation within five business days of any written request from Image Holdings;

(v)	the Merger Agreement shall have been terminated by the mutual written consent of Image Holdings and InFocus, by action of their respective Boards of Directors, or the Merger Agreement shall have been terminated in accordance with its terms;

(vi)	there shall have occurred a declaration of a banking moratorium by federal authorities or any suspension of payments in respect of banks in the United States;

(vii)	any of the representations and warranties of InFocus set forth in the Merger Agreement (other than InFocus’ capitalization representation set forth in Section 4.2 of the Merger Agreement) shall fail to be true and correct in any respect, as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date), except for any failure to be true and correct which has not had since the date of the Merger Agreement and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(viii)	the capitalization representations of InFocus set forth in Section 4.2 of the Merger Agreement shall fail to be true and correct in all but de minimis respects as of the date specified in such representation or warranty, or, if no such date is specified, then as of the Expiration Date;

(ix)	InFocus shall have breached or failed to perform in any material respect or to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement; or

(x)	InFocus shall not have furnished Image Holdings with a certificate dated as of the Expiration Date signed on its behalf by an authorized officer, to the effect that the conditions set forth in items (vii), (viii) and (ix) have been satisfied.

The Merger Agreement provides that the foregoing conditions (including those set forth in clauses (A), (B) and (C) of the preceding paragraph) are for the benefit of Image Holdings and Purchaser and may be asserted by Image Holdings or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Image Holdings or Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement; provided that, without the prior written consent of InFocus, Purchaser shall not accept for payment or pay for any Shares in the Offer if, as a result, Purchaser would acquire less than a majority of the Shares.

The Merger Agreement provides that the failure by Image Holdings or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. Legal Matters; Required Regulatory Approvals.

Except as set forth in this Offer to Purchase, based on our review of publicly available filings by InFocus with the SEC and other information regarding InFocus, we are not aware of any licenses or regulatory permits that appear to be material to the business of InFocus and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as set forth in this Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under “State Takeover Laws.” Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to InFocus’ or its subsidiaries’ businesses, or that certain parts of InFocus’, Purchaser’s, Image Holdings’, Radisson’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See the Introduction and Section 14—“Conditions of the Offer” of this Offer to Purchase for a description of the conditions to the Offer.

State Takeover Laws. InFocus is incorporated in Oregon, but has assets and shareholders in both Oregon and other states.

The Oregon Control Share Act. Sections 60.801 through 60.816 (the “Oregon Control Share Act”) of the Oregon Business Corporation Act (the “OBCA”) generally provide that “Control Shares” acquired in a “Control Share Acquisition” have no voting rights (except as described in this sentence) unless the restoration of the voting rights associated with the shares before the Control Share Acquisition is approved by (i) a majority vote of the holders of the company’s voting shares, including all Control Shares whose voting rights are under consideration and (ii) a majority vote of holders of the company’s voting shares, excluding the Control Shares whose voting rights are under consideration. The OBCA defines “Control Shares” as voting shares of an issuing public corporation that are acquired in a Control Share Acquisition, and generally defines a “Control Share Acquisition” as the acquisition, directly or indirectly, by any acquiring person, including a member of an acquiring group, of ownership of, or the power to direct the voting of, voting shares of an issuing public corporation in a transaction that causes the total voting power of the acquiring person or any acquiring group of which the acquiring person is a member in the election of directors of the issuing public corporation to exceed one-fifth, one-third or one-half of the total voting power of all the voting shares. The OBCA enumerates a number of exceptions to the definition of Control Share Acquisition, which include (pursuant to OBCA Section 60.801(4)(e)(B)) any acquisition consummated pursuant to a contract entered into at a time when the corporation was not subject to the Oregon Control Share Act. OBCA Section 60.804 allows a corporation to opt out of the provisions of the Oregon Control Share Act in its articles of incorporation or bylaws. On January 6, 2009, the InFocus Board adopted an amendment to the InFocus Bylaws providing that the provisions of the Oregon Control Share Act shall not be applicable to acquisitions of voting shares of InFocus. As a result, the Oregon Control Share Act will not apply to any acquisition of the Shares unless and until such Bylaw provision is repealed. If applicable, the Oregon Control Share Act provides a mechanism for the acquiring person to request that the corporation call a special meeting of shareholders to consider the voting rights to be accorded the shares acquired in the control share acquisition, which meeting shall be held no sooner than 30 and no later than 50 days after such request by the acquiring person, unless the acquiring person agrees in writing to another date.

The Oregon Business Combinations Act. Sections 60.825 through 60.845 of the OBCA (the “Oregon Business Combinations Act”) generally provide that a business combination (which is defined broadly to include, among other things, mergers or the sale of more than 10% of the corporation’s assets) with certain “Interested Shareholders” are prohibited under certain circumstances for a period of three years following the date that the shareholder became an Interested Shareholder. The OBCA defines an “Interested Shareholder” as (i) any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that (a) is the owner of shares representing 15 percent or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and was the owner of shares representing 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder, and (ii) the affiliates and associates of a person described in item (i) of this sentence. The OBCA enumerates a number of exceptions to the prohibition on business combinations with Interested Shareholders, including (pursuant to OBCA Section 60.835(1)) any transaction where, prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder. InFocus has represented to Purchaser and Image Holdings that, prior to the entry by InFocus into the Merger Agreement, the InFocus Board, among other actions, adopted the Merger Agreement in accordance with the OBCA and approved the transactions contemplated thereby, including the Offer and the Merger and the Support Agreement, which approval constituted approval under the provisions of the Oregon Business Combinations Act, as a result of which the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as well as the Support Agreement and the transactions contemplated thereby, are not and will not be subject to the provisions of, or any restrictions under, the provisions of the Oregon Business Combinations Act.

Other States. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than the provisions of the OBCA, as described above) purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, we have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—“Conditions of the Offer.”

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice and certain waiting period requirements have been satisfied. The premerger notification requirements of the HSR Act do not currently apply, however, to the acquisition of companies where the acquiring person will acquire and hold certain assets, voting securities, and/or interests in non-corporate entities valued at less than $65.2 million. Based upon the aggregate value of the Shares to be acquired in the Offer and the Merger, we do not believe that the premerger notification requirements of the HSR Act apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Based upon an examination of publicly available information relating to the businesses in which InFocus is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14—“Conditions of the Offer.”

Foreign Laws. InFocus and certain of its subsidiaries own property and conduct business in a number of foreign countries and jurisdictions where regulatory filings or approvals may be necessary or desirable in connection with the consummation of the Offer or the Merger. Purchaser, Image Holdings and Radisson intend to take any such actions as may be required. We cannot be certain that, if required, such approvals or consents will be granted, and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. The governments in these countries and jurisdictions might attempt to impose additional conditions on the Surviving Corporation’s operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger. In addition, we cannot be certain that we will be able to cause InFocus or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for InFocus or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

16. Fees and Expenses.

We have retained Georgeson Inc. as Information Agent in connection with the Offer. As part of the services included in its retention, the Information Agent may contact holders of Shares by mail, telephone, electronic mail, facsimile and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have also agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

We have retained Georgeson Securities Corporation as Dealer Manager in connection with the Offer. We will pay the Dealer Manager reasonable and customary compensation for these services in addition to reimbursing the Dealer Manager for its reasonable out-of-pocket expenses. We have also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer. In the ordinary course of its business, the Dealer Manager and its affiliates may actively trade or hold Shares of InFocus for the accounts of its customers and, accordingly, the Dealer Manager or its affiliates may at any time hold long or short positions in InFocus Shares.

We have retained BNY Mellon Shareowner Services as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses.

We have agreed to pay Averil Capital Markets Group, Inc. (“Averil Capital”) a fee for its financial advisory services in the amount of $1.5 million, of which $100 thousand was paid to Averil Capital upon retention and $1.4 million is contingent upon the consummation of the Offer. We have also agreed to reimburse Averil Capital for its reasonable out-of-pocket expenses, and to indemnify Averil Capital against certain liabilities and expenses.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC a Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, InFocus has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the InFocus Board with respect to the Offer and the reasons for the recommendation of the InFocus Board and furnishing certain additional related information. You may read and copy these documents, and any amendments thereto, at the Public Reference Section of the SEC, 100 F Street, NE Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on operation of the public reference rooms. The SEC also maintains a Web site which provides online access to these documents at the address http://www.sec.gov.

We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of InFocus, Purchaser, Image Holdings, Radisson or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

IC ACQUISITION CORP.

April 27, 2009

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each InFocus shareholder or the InFocus shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer to Purchase is:

BNY Mellon Shareowner Services

By Mail:	By Facsimile Transmission:	By Overnight Courier or by Hand:

BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	For Eligible Institutions Only: (201) 680-4626 For Confirmation Only Telephone: (201) 680-4860	BNY Mellon Shareowner Services Corporate Action Division 480 Washington Blvd., 27th Fl. Jersey City, NJ 07310

You may direct questions and requests for assistance to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent or the Dealer Manager as set forth below, and they will be furnished promptly at our expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers: (212) 440-9800

Shareholders Call Toll Free: (800) 460-0079

The Dealer Manager for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Please Call Toll-Free: (800) 445-1790

April 27, 2009